AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1997

                                                     REGISTRATION NO. 333-20443

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                    FORM S-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                        COMPANION LIFE SEPARATE ACCOUNT B
                              (EXACT NAME OF TRUST)

                        COMPANION LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                  Mutual of Omaha Plaza, Omaha, Nebraska 68175
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                               NAME AND ADDRESS OF
                               AGENT FOR SERVICE:
                            Kenneth W. Reitz, Esquire
                            Mutual of Omaha Companies
                          Mutual of Omaha Plaza, 3-Law
                           Omaha, Nebraska 68175-1008

                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of the Registration Statement

             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
               (TITLE, AMOUNT, AND PROPOSED MAXIMUM OFFERING PRICE
                        OF SECURITIES BEING REGISTERED)

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite amount of securities are being registered under the Securities Act of 1933.
                                  -------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                        COMPANION LIFE SEPARATE ACCOUNT B

                       Registration Statement on Form S-6
                              Cross-Reference Sheet


FORM N-8B-2
 ITEM NO.           CAPTION IN PROSPECTUS

   1              Cover Page
   2              Cover Page
   3              Inapplicable
   4              Distribution of the Policies
   5              About Us
   6              The Variable Account
   9              Inapplicable
   10(a)          Policy Application and Issuance
   10(b)          Distributions
   10(c),(d),(e) Distributions; Lapse and Grace Period; Reinstatement 10(f),(g),(h) Voting Rights; Other Policy Owner Tax Matters
   10(i)          Other Policy Provisions
   11             The Variable Account
   12             The Variable Account; Distribution of the Policies
   13             Charges  and Fees; Tax Matters; Tax Treatment of Loans and
                  Other Distributions; Distribution of the Policies;
                  Appendix A
   14             Premium  Payments
   15             Premium Payments
   16             The Variable  Account
   17             Captions referenced under Items 10(c),(d),(e)and (i) above
   18             The Variable Account
   19             Reports to You; Voting Rights; Distribution of the Policies
   20             Captions referenced  under  Items 6 and  10(g)  above
   21             Policy  Loans
   22             Inapplicable
   23             Distribution  of the  Policies
   24             Other Policy Provisions
   25             About Us
   26             Distribution  of the Policies
   27             About Us
   28             Management
   29             About Us
   30             Inapplicable
   31             Inapplicable
   32             Inapplicable
   33             Inapplicable
   34             Inapplicable
   35             About Us
   36             Inapplicable
   37             Inapplicable
   38             Distribution of the Policies
   39             Distribution of the Policies
   40             Inapplicable
   41(a)          Distribution of  the  Policies
   42             Inapplicable
   43             Inapplicable
   44(a)          The Variable  Account;  Premium  Payments
   44(b)          Charges  and  Fees; Distribution  of the Policies
   44(c)          Mortality  and Expense Risk Charge
   45             Inapplicable
   46             The Variable Account; Captions referenced under
                  Items 10(c), (d) and (e) above
   47             Inapplicable
   48             About Us
   49             Inapplicable
   50             The Variable Account
   51             Cover Page, Definitions (Beneficiary), Summary, The Policy,
                  Payment  of  Proceeds,  Payment  Options,    Tax   Matter,
                  Distribution of the Policies
   52             Other Policy Owner Tax Matters
   53             Tax Matters
   54             Inapplicable
   55             Inapplicable
   59             Financial Statements

COMPANION
OF NEW YORK
[GRAPHIC OMITTED]                                PROSPECTUS: Dated June 20, 1997
A MUTUAL OF OMAHA COMPANY
                                                             ULTRA VARIABLE LIFE
                                              Individual Modified Single Premium
                                        Variable Universal Life Insurance Policy

This prospectus describes ULTRA VARIABLE LIFE, an individual modified single premium variable universal life insurance policy ("Policy") offered by Companion Life Insurance Company ("we, us, our, Companion") to applicants age 90 and under.

The Policy provides for the payment of a Death Benefit upon the death of the Insured, and for a Cash Surrender Value that can be obtained by surrendering the Policy. The Policy is a variable policy because the Death Benefit may, and the Accumulation Value will, vary up or down to reflect the investment experience of amounts allocated to COMPANION LIFE SEPARATE ACCOUNT B (the "Variable Account"). The Policy Owner ("you, your") bears the investment risk for all amounts so allocated; there is no guaranteed minimum Accumulation Value. The Policy continues in effect while the Accumulation Value is sufficient to pay the Monthly Deduction Amount or until the end of the Death Benefit guarantee period (assuming no Policy loans are taken), whichever is later.

The minimum initial premium is $20,000. Additional payments may be made once each Policy Year, subject to certain restrictions

You may, within limits, allocate premiums (net of any charges) to one or more of the twenty-four eligible investments, which are the twenty-three Subaccounts of the Variable Account and the Fixed Account. Assets of each Subaccount of the Variable Account are invested in a corresponding mutual fund Portfolio. The Portfolios are described in separate prospectuses that accompany this Prospectus. The Policy's available investment options are:

ALGER AMERICAN GROWTH PORTFOLIO
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
FEDERATED PRIME MONEY FUND II("MONEY MARKET") PORTFOLIO
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES PORTFOLIO
FIDELITY ASSET MANAGER: GROWTH PORTFOLIO
FIDELITY EQUITY INCOME PORTFOLIO
FIDELITY CONTRAFUND PORTFOLIO
FIDELITY INDEX 500 PORTFOLIO
MFS EMERGING GROWTH PORTFOLIO
MFS HIGH INCOME FUND PORTFOLIO
MFS RESEARCH PORTFOLIO
MFS WORLD GOVERNMENT PORTFOLIO
MFS VALUE SERIES PORTFOLIO
PIONEER CAPITAL GROWTH PORTFOLIO
PIONEER REAL ESTATE PORTFOLIO
SCUDDER GLOBAL DISCOVERY PORTFOLIO
SCUDDER GROWTH & INCOME PORTFOLIO
SCUDDER INTERNATIONAL PORTFOLIO
T. ROWE PRICE EQUITY INCOME PORTFOLIO
T. ROWE PRICE INTERNATIONAL PORTFOLIO
T. ROWE PRICE LIMITED TERM BOND PORTFOLIO
T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO
T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO
FIXED ACCOUNT

Partial withdrawals and Policy loans may be taken from time to time, subject to certain restrictions. In almost all cases, the Policy will be a modified endowment contract for federal income tax purposes. ANY POLICY LOAN, PARTIAL WITHDRAWAL OR SURRENDER MAY RESULT IN ADVERSE TAX CONSEQUENCES AND/OR PENALTIES.

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING LIFE INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS.

AN INTEREST IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH PORTFOLIO.
       ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

COMPANION LIFE INSURANCE  COMPANY,  P. O. Box 3664, Omaha,  Nebraska  68103-0664
(800) 494-0067

-----------------------------------------------------------
TABLE OF CONTENTS
                                                                  PAGE
DEFINITIONS

SUMMARY
  BASIC FEATURES OF YOUR POLICY
  COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS
  POLICY FLOW CHART

ABOUT US

ALLOCATION OF PREMIUMS
  THE VARIABLE ACCOUNT
  THE FIXED ACCOUNT
  TRANSFERS
  DOLLAR COST AVERAGING
  ASSET ALLOCATION PROGRAM

THE POLICY
  POLICY APPLICATION AND ISSUANCE
  PREMIUM PAYMENTS
  LAPSE AND GRACE PERIOD
  REINSTATEMENT
  MATURITY DATE

DISTRIBUTIONS
  POLICY LOANS
  SURRENDER
  PARTIAL WITHDRAWALS
  DEATH BENEFIT
  GUARANTEED DEATH BENEFIT
  PAYMENT OF PROCEEDS
  PAYMENT OPTIONS

CHARGES AND FEES
  CHARGES DEDUCTED FROM THE POLICY
    DEDUCTIONS FROM INITIAL PREMIUM; MONTHLY DEDUCTIONS; CHARGES DEDUCTED ON SURRENDER OR PARTIAL WITHDRAWAL
  MORE INFORMATION ABOUT THE ABOVE CHARGES
    SURRENDER CHARGE; EXPENSE CHARGE; COST OF INSURANCE CHARGE; TRANSFER CHARGES SERIES FUND CHARGES

OTHER POLICY PROVISIONS
  NOTICE TO US;  ENTIRE CONTRACT;  RIGHT TO EXAMINE;  DELAY OF PAYMENTS;  CHANGE
    OF OWNERSHIP AND ASSIGNMENT; BENEFICIARY; BENEFICIARY CHANGE; MISSTATEMENT OF AGE OR SEX; SUICIDE; INCONTESTABILITY; COVERAGE BEYOND MATURITY; REINSTATEMENT; NONPARTICIPATING

TAX MATTERS

MANAGEMENT

OTHER INFORMATION
  REPORTS TO YOU; VOTING RIGHTS;
    DISTRIBUTION OF THE POLICIES; STATE REGULATION;
    LEGAL MATTERS; INDEPENDENT AUDITORS; REGISTRATION STATEMENT

ILLUSTRATIONS
  DEATH BENEFIT, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

FINANCIAL STATEMENTS

THIS PROSPECTUS IS NOT AN OFFERING ANYWHERE WHERE SUCH AN OFFERING CANNOT BE LAWFULLY MADE. NO ONE IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE
REPRESENTATIONS ABOUT THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF THEY DO, YOU SHOULD NOT RELY UPON SUCH REPRESENTATIONS.

-----------------------------------------------------------
DEFINITIONS

ACCUMULATION UNITS means an accounting unit of measure used to calculate the accumulation value of the Variable Account.

ACCUMULATION VALUE means the dollar value as of any Valuation Date of all amounts accumulated under the Policy.

ALLOCATION DATE means the first business day following the completion of the RIGHT TO EXAMINE THIS POLICY period or our approval of an additional premium payment.

BENEFICIARY refers to the person(s) or entity you name to receive the Death Benefit of the Policy.

CASH SURRENDER VALUE means the Accumulation Value at the end of the applicable Valuation Date, less any outstanding Policy loans and unpaid loan interest, and less any applicable Surrender Charge.

FIXED ACCOUNT means the account which consists of general account assets of Companion Life Insurance Company.

INSURED refers to the individual named on the application whose life is the basis for the death benefit protection provided by the Policy.

LOAN ACCOUNT means an account established for any amounts transferred from the Fixed Account and Subaccounts as a result of loans. The Loan Account is credited with interest and is not based on the investment experience of the Variable Account.

MONTHLY DEDUCTION DATE means the date of issue and the same date each month thereafter.

MONTHLY DEDUCTION means the amount deducted from the Policy's Accumulation Value on each Monthly Deduction Date.

PAYEE refers to the person who receives payments under the Policy.

POLICY means the modified single premium variable life insurance contract issued to you pursuant to our acceptance of your application for it.

POLICY OWNER refers to you, the person that applied for the Policy.

POLICY YEAR/MONTH/ANNIVERSARY means respective anniversary dates from the Date of Issue.

PORTFOLIO means a Series Fund's separate investment series that is available under the Policy.

PREMIUM means an amount paid to us as consideration for the benefits provided by the Policy.

PROCEEDS means the Death Benefit, Cash Surrender Value, or Proceeds payable upon the Maturity Date.

SERIES FUNDS means those open-ended management companies in which the Variable Account invests, which are listed in the ALLOCATION OF PREMIUMS section of this Prospectus.

SPECIFIED AMOUNT means the amount of insurance selected, as shown on the Policy's Data page.

SUBACCOUNT means that portion of the Variable Account which invests in shares of mutual funds or any other investment portfolios that we determine to be suitable for the Policy's purposes.

VALUATION DATE means each day that the New York Stock Exchange is open for trading.

VARIABLE ACCOUNT means Companion Life Separate Account B, a separate account maintained by us in which a portion of our assets has been allocated for the Policy and certain other policies.

WE, US, OUR, UNITED OF OMAHA refers to Companion Life Insurance Company, Rye, New York.

YOU, YOUR refers to the Policy Owner.

-----------------------------------------------------------
SUMMARY

    BASIC FEATURES OF YOUR POLICY
    The individual modified single premium variable life insurance Policy offered by this prospectus is designed to provide lifetime insurance coverage for the Insured named in the Policy. It is not offered primarily as an investment. This is a brief description of the basic features of the Policy. Policy features are explained in more detail throughout the prospectus.

o Right to Examine. You have the right to return the Policy within 10 days after you receive it or 45 days after you signed the application, whichever is later. We will return to you the premiums paid. (SEE "OTHER POLICY
     PROVISIONS: RIGHT TO EXAMINE.")

o Premium Payments. You must pay an initial premium at least equal to our minimum single premium requirements. Once each Policy Year, you may make additional payments, subject to certain restrictions and limitations. (SEE "THE POLICY: PREMIUM PAYMENTS.")

o Investment of Premiums. Your initial premium and any additional payments will be held in the Money Market Subaccount until the Allocation Date. On the Allocation Date, your initial premium is invested according to your instructions in one or more of the Subaccounts of the Variable Account corresponding to mutual fund portfolios or the Fixed Account. Allocations must be in whole percentages. (SEE "ALLOCATION OF PREMIUMS.")

o Transfers. Once we mail the confirmation for the initial premium payment, and after the Right to Examine period, you may transfer portions of the Policy's Accumulation Value without charge among the Subaccounts and Fixed Account up to twelve times each Policy Year. Subsequent transfers may have charges. (SEE "ALLOCATION OF PREMIUMS: TRANSFERS.")

o Fluctuating Accumulation Value. The Accumulation Value of the Policy will vary daily based on, among other things, the net investment experience of the Subaccounts to which amounts have been allocated. The Accumulation Value is not guaranteed. You bear the investment risk with respect to the Accumulation Value that is invested in the Subaccounts, and we bear the investment risk with respect to the Accumulation Value that is invested in the Fixed Account.

o Death Benefit. The Policy's Death Benefit equals the greater of (a) the initial Specified Amount plus any later increase and less any later decrease, less any loans and unpaid loan interest; or (b) the Policy's Accumulation Value on the date of death multiplied by a corridor percentage for the Insured's attained age, less any loans and unpaid loan interest. (SEE "THE POLICY: DEATH BENEFIT.")

o Death Benefit Guarantee Period. If no Policy loans are taken, coverage is guaranteed until the 5th policy anniversary or until the Policy anniversary next following the Insured's 75th birthday, whichever is earlier. (SEE "THE POLICY: DEATH BENEFIT.")

o Policy Loans and Partial Withdrawals. After the first Policy Year (from Date of Issue in Indiana), a loan privilege is available under the Policy. After the first Policy Year, partial withdrawals also are allowed; the greater of earnings or 15% of the Accumulation Value may be withdrawn each Policy year free of Surrender Charges. Other partial withdrawals may be subject to a Surrender Charge. (SEE "DISTRIBUTIONS: POLICY LOANS, AND SURRENDER AND PARTIAL WITHDRAWALS.")

o Surrenders. The Policy permits full surrender for the Cash Surrender Value. The maximum Surrender Charge is 9.50%. As to each premium payment, the Surrender Charge ends after the ninth Policy Year after the premium payment was made. The Surrender Charge may be waived upon the occurrence of certain events. (SEE "CHARGES AND FEES.")

o Federal Income Tax Consequences. Death benefits paid to the Beneficiary under a life insurance policy generally are not subject to Federal income tax. Under current law, undistributed increases in cash value of a life insurance contract generally are not taxable. In almost all situations, the Policies are expected to be treated as modified endowment contracts. Pre-death distributions (including partial withdrawals and loans) from a modified endowment contract are included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 591/2. (SEE "TAX MATTERS.")

    COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS
    In many respects the Policy is similar to fixed-benefit life insurance. Like fixed-benefit life insurance, the Policy offers a death benefit and provides a cash value, loan privileges and surrender values. The Policy is different from fixed-benefit life insurance in that the death benefit will in most cases, and the cash value ("Accumulation Value") will always, vary to reflect the investment experience of the selected Subaccounts of the Variable Account.

    The Policy is designed to provide insurance protection. Although the underlying mutual fund portfolios to which Accumulation Value may be allocated invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policy differs from mutual fund investments. The main differences are:

o The Policy provides a death benefit based on our assumption of an actuarially calculated risk.
o If the Cash Surrender Value is not sufficient to pay a Monthly Deduction Amount, the Policy will lapse with no value unless a payment is made, subject to the Guaranteed Death Benefit. (SEE "THE POLICY: GUARANTEED DEATH BENEFIT.") If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result. (SEE "TAX MATTERS: TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.")
o In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from values of the Policy. These charges include various insurance, risk, and expense charges. (SEE "CHARGES AND FEES.")
o Companion, not the Policy Owner, owns the mutual fund shares. (SEE "OTHER INFORMATION: VOTING RIGHTS.")
o Federal income tax liability on any earnings on the mutual fund investment is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law. (SEE "TAX MATTERS: LIFE INSURANCE QUALIFICATION.")
o Dividends and capital gains distributed by the underlying mutual funds are automatically reinvested.
o Premature withdrawals are subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income, although taxation is deferred until earnings are distributed from the Policy. (SEE "TAX MATTERS: TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.")

HOW THE POLICY OPERATES
    The following chart shows how the Policy operates. For more information, refer to specific sections of this prospectus.

                            POLICY PREMIUM FLOW CHART
           ----------------------------------------------------------
                                PREMIUM PAYMENTS
                 o Minimum initial premium required is $20,000.
                 o Additional payments may be paid once each Policy
                   Year, within limits. (SEE "PREMIUM PAYMENTS.")
           ----------------------------------------------------------

    ------------------------------------------------------------------------
                   DEDUCTIONS FROM PREMIUMS BEFORE ALLOCATION
                                     o None
    ------------------------------------------------------------------------


     ---------------------------------------------------------------------------
                             INVESTMENT OF PREMIUMS
o You direct the allocation of initial premiums and any additional payments among 23 Subaccounts of the Variable Account and the Fixed Account. The Subaccounts invest in corresponding mutual funds. For information about premium allocation options, rules and limits, SEE "ALLOCATION OF PREMIUMS."
     ---------------------------------------------------------------------------

 -------------------------------------------------------------------------------
                             DEDUCTIONS FROM ASSETS
    o Monthly Deduction on the Monthly Deduction Date from Accumulation Value (annual rate calculated as a percentage of Accumulation Value) for:
         o 0.50% to 0.70% for preferred rate class and 0.84% to 1.30% for standard rate class for cost of insurance (depending on the rate class of the Insured and Policy accumulation value and duration)
         o 1.53% expense charge during Policy years 1 through 10; 1.14% after Policy Year 10.
    o $10 transfer fee (first 12 transfers  per Policy  free).
    o Investment advisory fees and fund expenses are deducted from the assets of each Fund.
                            (SEE "CHARGES AND FEES.")
 -------------------------------------------------------------------------------

   -----------------------------------------------------------------------------
                               ACCUMULATION VALUE

    o Accumulation Value is equal to the initial premium and any additional premiums, as adjusted each day the New York Stock Exchange is open to reflect Subaccounts' investment experience, charges deducted and other Policy transactions (such as transfers and partial surrenders).

   o Accumulation Value may vary from day to day. There is no minimum guaranteed Accumulation Value. The Policy may lapse, even if there is no Policy loan. (SEE "THE POLICY: LAPSE AND GRACE PERIOD," AND "DISTRIBUTIONS: POLICY LOANS.")

    o Accumulation Value can be transferred among the Subaccounts and the Fixed Account. SEE "ALLOCATION OF PREMIUM" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

   o Dollar cost averaging and asset rebalancing programs are available. (SEE "ALLOCATION OF PREMIUM.")

    o Accumulation Value is the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit.
   -----------------------------------------------------------------------------

    ----------------------------------------          -------------------------------------------

          ACCUMULATION VALUE BENEFITS                            DEATH BENEFITS

  o After the first Policy year loans may              o Received income tax free to
    be taken for amounts up to 90% of                    Beneficiary. (SEE "TAX MATTERS:
    Cash Surrender  Value  at  a  net                    LIFE INSURANCE QUALIFICATION.")
    interest rate charge of 1.5%.  Preferred
    loans are currently available (with a              o Available as lump sum or under a
    net interest rate charge of 0%).  SEE                 variety of payment options.
    "DISTRIBUTIONS: POLICY LOANS"  for rules
    and limits.                                        o Greater of:

                                                       o  initial Specified Amount plus any
 o  The Policy may be surrendered in full at              later increase and less any later
    any time for its Cash Surrender Value,                decrease; or
    or part of the Accumulation Value may be
    withdrawn. After the first Policy year,            o  Policy's Accumulation Value on the
    up to 15% of the Accumulation Value as                date of the Insured's death
    of the first withdrawal that Policy Year              multiplied by a corridor percentage
    may be withdrawn each Policy year                     for the Insured's attained age.
    without charge.  (SEE "DISTRIBUTIONS;
    SURRENDER AND PARTIAL WITHDRAWALS.")  A             PROCEEDS PAID WOULD BE REDUCED BY ANY
    nine year declining surrender charge of             POLICY LOAN BALANCE AND UNPAID LOAN
    up to 9.5% of each premium paid will                INTEREST.  (SEE "DISTRIBUTIONS:  DEATH
    apply to a full surrender and all other             BENEFIT.")
    partial withdrawals.  (SEE "CHARGES AND
    FEES: SURRENDER CHARGE.")  Federal taxes
    and tax penalties may also apply.  (SEE
    "TAX MATTERS: TAX TREATMENT OF LOANS AND
    OTHER DISTRIBUTIONS.")

 o  Fixed and variable payment options are
 available.     (SEE"DISTRIBUTIONS: PAYMENT
 OPTIONS.")
 ---------------------------------------------          -------------------------------------------

--------------------------------------------------------------------------------
    For more detailed information about the Policy, please read the rest of this prospectus.
--------------------------------------------------------------------------------



-----------------------------------------------------------
ABOUT US

    We are Companion Life Insurance Company, a stock life insurance company organized under the laws of the State of New York in 1949. Companion is a wholly owned subsidiary of United of Omaha Life Insurance Company, which is itself a wholly owned subsidiary of Mutual of Omaha Insurance Company. We are principally engaged in the business of issuing life insurance policies and annuity contracts in the State of New York. As of December 31, 1996, Companion had assets of over $345 million.
   We may from time to time publish (in advertisements, sales literature and reports to Owners) the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Moody's, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability, and the ratings should not be considered as bearing on the investment performance of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, our claims-paying ability, as measured by Moody's Insurance Credit Report, Standard and Poor's Insurance Ratings Services, or Duff & Phelps may be referred to in such advertisements, sales literature, or reports. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Variable Account or the degree of risk associated with an investment in the Variable Account.


-----------------------------------------------------------
ALLOCATION OF PREMIUMS

     You may allocate all or a part of your Policy premium to one of the twenty-four Series Fund Portfolios currently available through the Variable Account, to the Fixed Account, or to a combination of these. Allocations must be in whole percentages and total 100%. The investment results of each Portfolio, whose investment objectives are described below, are likely to differ significantly. You should consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios and the Fixed Account is best suited to your long-term investment objectives.

     THE VARIABLE ACCOUNT
     The Variable Account established for the purpose of providing variable options to fund the Policy is Companion Life Separate Account B. Amounts allocated to the Variable Account are invested exclusively in shares of a Portfolio of one of the Series Funds. Each Series Fund is an open-end management investment company whose shares are purchased by the Variable Account to fund the benefits provided by the Policy. The Series Fund Portfolios currently available under the Variable Account, including their investment objectives and their investment advisers, are described briefly in this Prospectus. Complete descriptions of each Portfolio's investment objectives and restrictions and other material information relating to an investment in the Portfolio are contained in the prospectuses for each of the Series Funds which accompany this Prospectus.
     Companion Life Separate Account B was established pursuant to an August 27, 1996, resolution of our Board of Directors. Under New York Insurance Law, the income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to other income, gains, or losses of Companion Life Insurance Company. These assets are held by us for our variable life insurance policies. Any and all distributions made by the Series Funds with respect to the shares held by the Variable Account will be reinvested in additional shares at net asset value. The assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business conducted by us. We are, however, responsible for meeting the obligations of the Policy to you.
     No stock certificates are issued to the Variable Account for shares of the Series Funds held in the Variable Account. We own the Series Funds shares for the Variable Account.
     The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Variable Account. We do not guarantee the Variable Account's investment performance.

VARIABLE ACCOUNT PORTFOLIOS

     ALGER AMERICAN FUND - ALGER AMERICAN GROWTH PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater. (1)

     ALGER AMERICAN FUND - ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of smaller, newer companies with total market capitalization of less than $1 billion. The securities in such companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.(1) (*)

     INSURANCE MANAGEMENT SERIES - FEDERATED PRIME MONEY FUND II PORTFOLIO -- invests in money market instruments maturing in thirteen months or less to achieve current income consistent with stability of principal and liquidity. The Portfolio attempts to maintain a stable net asset value of $1.00 per share, but there can be no assurance the Portfolio will be able to do so.
    (2)

     INSURANCE MANAGEMENT SERIES - FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II PORTFOLIO -- seeks current income by investing in a diversified portfolio limited to U.S. government securities. (2)

     FIDELITY  VARIABLE  INSURANCE  PRODUCTS  FUND II -  FIDELITY  VIP II  ASSET
    MANAGER: GROWTH PORTFOLIO -- seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term fixed-income instruments. Although the Portfolio seeks to reduce its overall risk by diversifying among different types of investments, the fund aggressively invests in a wide variety of security types, including stocks and bonds issued in developing countries and derivative transactions. The Portfolio spreads investment risk by limiting its holdings in any one company or industry.(3, 4) (*)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND - FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing mainly in income-producing equity securities. In selecting investments, the Portfolio also considers the potential for capital appreciation. The Portfolio seeks to achieve a return that surpasses that of the S&P 500. The Portfolio does not expect to invest in debt securities of companies that do not have proven earnings or credit.(3)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY CONTRAFUND PORTFOLIO -- seeks to increase the value of the Portfolio over the long term by investing in securities of companies that are undervalued or out-of-favor. This strategy can lead to investments in domestic or foreign companies, many of which may not be well known. The stocks of small companies often involve more risk than those of larger companies. The Portfolio may use various investment techniques to hedge the Portfolio's risk, but there is no guarantee that these strategies will work as intended.(3) (*)

    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY INDEX 500 PORTFOLIO -- seeks to match the total return of the S&P 500 while keeping expenses low. The Portfolio utilizes a "passive" or "indexing" approach and tries to allocate its assets similarly to those of the index. Normally 80% (65% if fund assets are below $20 million) of the fund's assets are invested in equity securities of companies that compose the S&P 500. The Standard & Poor's Corporation is neither an affiliate nor a sponsor of the fund.

     MFS VARIABLE INSURANCE TRUST - MFS EMERGING GROWTH PORTFOLIO -- seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS HIGH INCOME PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of fixed income securities, some of which may involve equity features. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS RESEARCH PORTFOLIO -- seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

    MFS VARIABLE INSURANCE TRUST - MFS VALUE SERIES PORTFOLIO -- seeks capital appreciation by investing primarily in common stocks, including to a limited extent foreign securities which are not traded on a U.S. exchange. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities. (5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS WORLD GOVERNMENT PORTFOLIO -- seeks preservation and growth of capital, together with moderate current income by investing its assets in an internationally diversified portfolio consisting primarily of debt securities and, to a lesser extent, equity securities. The Portfolio investments are expected to consist primarily of securities which are of relatively high quality and minimal credit risk. However, an error of judgment in selecting a currency or an interest rate environment could result in a loss of capital, and a held security whose quality deteriorates significantly will be sold only if the Portfolio investment adviser believes it is advantageous to do so. (5)

    PIONEER VARIABLE CONTRACTS TRUST - PIONEER CAPITAL GROWTH PORTFOLIO -- seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.(6)

    PIONEER VARIABLE CONTRACTS TRUST - PIONEER REAL ESTATE PORTFOLIO -- seeks long-term growth of capital by investing primarily in securities of real estate investment trusts (REITs) and other real estate industry companies. Current income is the Portfolio's secondary investment objective.(6)

    SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER GLOBAL DISCOVERY PORTFOLIO -- seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world, including to a limited extent in lower rated fixed income securities or comparable unrated securities. Since the Portfolio normally will invest in both U.S. and foreign securities markets, changes in the Portfolio's unit value may have a low correlation with movements in the U.S. markets. (7)(*)

    SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER GROWTH & INCOME PORTFOLIO -- seeks long term growth of capital, current income and growth of income by investing primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. (7)

     SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER INTERNATIONAL PORTFOLIO -- seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries, and does not intend to concentrate investments in any particular industry.
    (7)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE EQUITY INCOME PORTFOLIO -- Seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.(9)

     T. ROWE PRICE INTERNATIONAL SERIES, INC. - T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks a total return on its assets from long-term growth of capital and income, by investing substantially all of its assets in common stocks of established non-U.S. companies. (8)

     T. ROWE PRICE FIXED INCOME SERIES, INC. - T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO -- seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities. (9)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of U.S. growth companies which operate in service industries believed to be above-average performers in their fields. Total return will consist primarily of capital appreciation or depreciation. (9)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO -- seeks the highest total return over time consistent with an emphasis on both capital appreciation and income. There are no limitations on market capitalization or types of stock the Portfolio can hold. While bond holdings are primarily investment grade, the Portfolio can also invest in more volatile below-investment grade bonds.(9) (*)


     INVESTMENT ADVISERS AND SUBADVISERS OF THE SERIES FUNDS:
    (1) Fred Alger Management, Inc.
    (2) Federated Advisors.
    (3) Fidelity Management & Research Company.
    (4) Fidelity  Investment  Management and Research  (U.K.) Inc., and Fidelity
        Management   and  Research  Far   East  Inc.,  regarding  research   and
        investment recommendations with respect to companies based outside the United States.
    (5) Massachusetts Financial Services Company.
    (6) Pioneer Fund Group.
    (7) Scudder, Stevens & Clark, Inc.
    (8) Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.
    (9) T. Rowe Price Associates, Inc.

-----------------
(*) THESE PORTFOLIOS' INVESTMENT STRATEGIES MAY PROVIDE THE OPPORTUNITY FOR HIGHER THAN AVERAGE RETURNS BY INVESTING IN SECURITIES WITH HIGHER THAN AVERAGE RISK, SUCH AS LOWER AND UNRATED DEBT AND COMPARABLE EQUITY INSTRUMENTS. PLEASE CONSULT EACH PORTFOLIO'S SERIES FUND PROSPECTUS ACCOMPANYING THIS PROSPECTUS FOR MORE INFORMATION ABOUT THE RISK ASSOCIATED WITH SUCH INVESTMENTS.

    THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES AND A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN EACH OF THE PORTFOLIOS AND OF EACH PORTFOLIO'S FEES AND EXPENSES, IS CONTAINED IN THE PROSPECTUSES FOR THE SERIES FUNDS, CURRENT COPIES OF WHICH ACCOMPANY THIS PROSPECTUS. INFORMATION CONTAINED IN THE SERIES FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING IN A PORTFOLIO OF THE VARIABLE ACCOUNT.

    An investment in the Variable Account, or in any Portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government, and there is no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
    We do not control the Series Funds and cannot and do not guarantee that any of the Portfolios will always be available for Premium allocations or
Accumulation Value transfers. We retain the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. We reserve the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of a Series Fund, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in our judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Subaccount will not be made without prior notice to you and the prior approval of the SEC. If required, approval of or change of any investment policy will be filed with the Insurance Department of any State in which the Policy is sold.
    New Subaccounts may be established, or existing Subaccounts eliminated, when, in our sole discretion, marketing, tax, investment or other conditions warrant such a change. If a Subaccount is eliminated, we will notify you and request a reallocation of the amounts invested in the eliminated Subaccount. If you do not reallocate these amounts, we will reinvest them in the Subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments).
    In the event of any such substitution or change, we may make changes in the Policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may transfer the assets of the Variable Account associated with the Policies to another account or accounts.

    THE FIXED ACCOUNT
    This Prospectus is intended to serve as a disclosure document only for the Policy and the Variable Account. For complete details regarding the Fixed Account, see the Policy itself.
    PREMIUM ALLOCATED AND AMOUNTS TRANSFERRED TO THE FIXED ACCOUNT BECOME PART OF THE GENERAL ACCOUNT ASSETS OF COMPANION. INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN IS GENERALLY SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS, AND WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED ACCOUNT.
    The Fixed Account includes all our assets except those segregated in the Variable Account or in any other separate investment account. You may allocate Premium to the Fixed Account or transfer amounts from the Variable Account to the Fixed Account. Instead of you bearing the investment risk, as is the case for accumulation value in the Variable Account, we bear the full investment risk for all accumulation value in the Fixed Account. We have sole discretion to invest the assets of our general account, including the Fixed Account, subject to applicable law.
    We guarantee to credit interest to amounts in the Fixed Account at an effective rate of at least 4.5% per year. (After the expense charge is applied, the net effective rate is 2.97% for Policy years 1-10, and 3.36% for Policy years 11 and subsequent. We may, IN OUR SOLE DISCRETION, credit amounts in the Fixed Account with interest at a current interest rate in excess of 4.5%. ONE TRANSFER OUT OF THE FIXED ACCOUNT IS ALLOWED EACH POLICY YEAR. (This limit does not apply under the Dollar Cost Averaging or Asset Allocation programs). Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of Fixed Account value on the date of the transfer. No charge is imposed on such transfers. We reserve the right to modify transfer privileges at any time. (SEE "ALLOCATION OF PREMIUM: TRANSFERS.") Partial withdrawals from the Fixed Account are limited to a pro rata amount (with withdrawals from the Variable Account). Withdrawals and transfers from the Fixed Account may be delayed for up to six months, and withdrawals may be subject to a Surrender Charge. (SEE "CHARGES AND FEES: SURRENDER CHARGES.")
 For purposes of crediting interest, the oldest payment or transfer into the Fixed Account, plus interest allocable to that payment or transfer, is considered to be withdrawn or transferred out first; the next oldest payment plus interest is considered to be transferred out next, and so on (this is a "first-in, first-out" procedure).
    We guarantee that, upon Death or the Policy Maturity Date, the amount in your Fixed Account will be not be less than the amount of Premium allocated or Accumulation Value transferred to the Fixed Account, plus interest at an effective rate of 4.5% per year, plus any excess interest credited to amounts in the Fixed Account, less any applicable premium or other taxes allocable to the Fixed Account, less that part of the Monthly Deduction allocable to the Fixed Account and less any amounts deducted from the Fixed Account in connection with partial withdrawals (including any Surrender Charges) or transfers to the Variable Account or to the Loan Account.

    WE HAVE COMPLETE AND SOLE DISCRETION TO DETERMINE THE CURRENT INTEREST RATES OF THE FIXED ACCOUNT. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE CURRENT INTEREST RATES OF THE FIXED ACCOUNT, EXCEPT TO GUARANTEE THAT FUTURE CURRENT INTEREST RATES WILL NOT BE BELOW AN EFFECTIVE RATE OF 4.5% PER YEAR COMPOUNDED ANNUALLY. YOU BEAR THE RISK THAT CURRENT INTEREST RATES OF THE FIXED ACCOUNT WILL NOT EXCEED AN EFFECTIVE RATE OF 4.5% PER YEAR.

    TRANSFERS
    Subject to the limitations and restrictions described below, transfers out of a Subaccount of the Variable Account may be made any time after the Right to Examine period and prior to death or the Policy Maturity Date, by sending written notice, signed by you, to us. We reserve the right, at any time and without notice to any party, to modify the transfer privileges under the Policy. Transfers are effective on the date we receive your request.
    After the Right to Examine period, you can transfer Accumulation Value from one Subaccount of the Variable Account to another, or from the Variable Account to the Fixed Account or from the Fixed Account to any Subaccount of the Variable Account within certain limits. The minimum amount which may be transferred is the lesser of $500 or the entire Subaccount Value. If the Subaccount Value remaining after a transfer is less than $500, we will include that amount as part of the transfer. Transfers out of a Subaccount currently may be made as often as you wish, subject to the minimum amount specified above (we reserve the right to otherwise limit or restrict transfers in the future or to eliminate the transfer privilege). We reserve the right to restrict transfers from the Variable Account to the Fixed Account of amounts previously transferred from the Fixed Account for up to six months.
    A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. The first 12 transfers each Policy year are free.
    Transfers from the Fixed Account currently may be made once each Policy Year. Transfers from the Fixed Account do not count toward the 12 free transfer limit described above, and no transfer charge will be imposed on transfers from the Fixed Account. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of the Fixed Account Value on the date of the transfer.
    The Policy is designed as a long-term investment to provide death benefit protection, and may also be used as a part of your retirement or other financial planning. The Policy is not intended for active trading or "market timing." Excessive transfers could harm other Policy Owners by having a detrimental effect on portfolio management (which could occur, for example, if it caused excessive commission expense or caused the manager to keep higher cash reserves than otherwise). Therefore, we reserve the right to limit the number of transfers from the Subaccounts of the Variable Account and the Fixed Account if:
(a) we believe that excessive trading by the Policy Owner or a specific transfer request would have a detrimental effect on Accumulation Value or the share prices of the Portfolios; or (b) we are informed by one or more of the Series Funds that the purchase or redemption of shares is to be restricted because of excessive trading or a transfer or group of transfers is deemed to have a detrimental effect on share prices of one or more Portfolios or the Variable Account.
    Where permitted by law, we may accept your authorization of third party reallocation on your behalf, subject to our rules. We may suspend or cancel such acceptance at any time. For example, third party reallocation by "market timers" could be suspended if they cause harm to other Policy Owners. We will notify you of any such suspension or cancellation. We may restrict the availability of Subaccounts and the Fixed Account for Transfers during any period in which you authorize such third party to act on your behalf. We will give you prior notification of any such restrictions. However, we will not enforce such restrictions if we are provided with satisfactory evidence that: (a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) such third party has been appointed by you to act on your behalf for all your financial affairs.

    DOLLAR COST AVERAGING
    Dollar cost averaging is a process whose objective is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected Subaccounts each month, over time more purchases of Portfolio shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. While this process allows you to take advantage of investment price fluctuations, it does not assure a profit or protect against a loss in declining markets.
    Our dollar cost averaging program allows you to automatically transfer, on a periodic basis, a predetermined amount or percentage specified by you from any one Subaccount or the Fixed Account to any Subaccount(s) of the Variable Account. The automatic transfers can occur monthly, quarterly, semi-annually, or annually, and the amount transferred each time must be at least $100 and must be $50 per Subaccount. At the time the program begins, there must be at least $5,000 of Accumulation Value in the applicable Subaccount or the Fixed Account being transferred from. If transfers are made from the Fixed Account, the maximum periodic transfer amount is 10% of that account's value at the time of election, or a sufficient amount to provide transfers for 10 months. There is no maximum transfer amount requirement out of the Subaccounts of the Variable Account.
    You can request participation in the Dollar Cost Averaging program when purchasing the Policy or at a later date. Transfers will begin on the first or 15th day (or, if not a Valuation Date, the next following Valuation Date) of the month, as specified by you, during which the request is processed. You can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount remaining in the applicable Subaccount or, if applicable, the Fixed Account, is less than $500.
    You can increase or decrease the amount or percentage of the transfers or discontinue the program by notifying us of the change. There is no charge for participation in this program.

    ASSET ALLOCATION PROGRAM
    Under the Asset Allocation Program, you can instruct us to allocate premium and Accumulation Value among the Subaccounts of the Variable Account and the Fixed Account pursuant to allocation instructions you specify or recommended by us and approved by you. We will rebalance your Policy's assets on a quarterly, semi-annual or annual basis, as specified by you, to ensure conformity with your allocation instructions. Such asset rebalancing is intended to transfer cash value from Subaccounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you to "buy low and sell high," although there can be no assurance this objective will be achieved.
    Transfers of Accumulation Value made pursuant to this program will not be counted in determining whether the Transfer Fee applies. At the time the program begins, there must be at least $20,000 of Accumulation Value under the Policy.
    You can request participation in the Asset Allocation Program when purchasing the Policy or at a later date. You can change your allocation percentage or discontinue the program by notifying us of the change. There is no charge for participation in this program.

-----------------------------------------------------------
THE POLICY

    POLICY APPLICATION AND ISSUANCE
    To purchase a Policy, you must submit an application and provide evidence of insurability of the proposed Insured. The initial premium also must be paid before we will issue the Policy. We will not issue a Policy if the Insured is older than age 90. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject an application or premium for any reason. If a Policy is not issued, we will return any premium payment you submitted. If a Policy is issued, it will be effective on the date of issue.

    PREMIUM PAYMENTS
    The minimum initial premium for a Policy is $20,000. Your initial premium will be credited to the Policy on the date the Policy is issued. Premiums will be allocated to the Money Market portfolio until the Allocation Date. You may purchase a Policy with the proceeds of another life insurance policy, provided that the following conditions are met. First, the applicable application forms are completed. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH A POLICY.
    Additional payments may be made until the Insured attains age 90, subject to our underwriting requirements and the following rules. Except with respect to additional payments required in a grace period, an additional payment must be at least $5,000, and only one additional payment may be made each Policy Year. A payment received after issuance of the Policy while a loan is outstanding generally is treated first as repayment of Policy loan interest, second as repayment of a Policy loan, and last as additional Premium, unless you designate otherwise in writing when submitting the payment to us.
    No additional Premium payments may be made on or after age 90 of the Insured, except as may be required in a grace period. The tax consequences associated with continuing a Policy beyond age 90 of the Insured are unclear. A tax advisor should be consulted on this issue.
     Because any additional premium payment will result in an increase in the Policy's Specified Amount, we will require satisfactory evidence of insurability before accepting additional premiums after the date of issue. However, we reserve the right to reject an additional payment for any reason. If additional Premium is accepted, we will credit it to your Policy's Accumulation Value pursuant to your current accumulation instructions, unless you provide other instructions as of the date underwriting was completed.

    LAPSE AND GRACE PERIOD
    If there is no outstanding Policy loan, the Policy will lapse if, on a Monthly Deduction Date, the Accumulation Value is insufficient to cover the Monthly Deduction due on that date (subject to the Guaranteed Death Benefit provision; SEE "DISTRIBUTIONS: GUARANTEED DEATH BENEFIT"), and a grace period expires without a sufficient premium payment. If there is an outstanding loan, the Policy will lapse on any Monthly Deduction Date when the Cash Surrender Value is insufficient to cover the Monthly Deduction and any loan interest due, subject to the Grace Period provision. We allow you a 61 day grace period to make a premium payment sufficient to cover the Monthly Deduction and any loan interest due. The grace period begins the day we mail notice to you of the insufficiency. The Policy will terminate as of the first day of the grace period if necessary additional premium is not paid.
    Payment received during the grace period is first applied to repay Policy debt before the remaining amount of the payment is applied as additional Premium to keep the Policy in force.
    Insurance coverage continues during the grace period, but the Policy will be deemed to have no Accumulation Value for purposes of Policy loans, surrender and withdrawals. If the Insured dies during the grace period, the Death Benefit proceeds payable during the grace period will equal the amount of the Death Benefit in effect immediately prior to the commencement of the grace period less any due and unpaid Monthly Deduction. A lapse of the Policy may result in adverse tax consequences.

    REINSTATEMENT
    If the Policy is terminated during the Insured's life because a grace period ended without a sufficient payment being made, the Policy may be reinstated. Reinstatement must occur within five years of the expiration of the grace period and prior to the Maturity Date. To reinstate, we must receive: (a) a written application signed by you and the Insured; (b) satisfactory evidence that the Insured is insurable; (c) payment of an amount sufficient to continue the Policy in force for three months; and (d) repayment or reinstatement of any outstanding Policy loan along with unpaid loan interest from the date of lapse. Upon reinstatement, Surrender Charges, if any, will be re-established as of the original date of issue.

     MATURITY DATE
     The Policy's maturity date is the Policy Anniversary next following the Insured's 100th birthday. On the maturity date we will pay you the Policy's Accumulation Value, less any loan and unpaid loan interest, if (a) the Insured is then living; (b) this Policy is in force; and (c) coverage beyond maturity is not elected. The Policy may terminate prior to the maturity date if the premiums paid are insufficient to continue this Policy in force. If the Policy does continue in force to the maturity date, it is possible there will be little or no Cash Surrender Value at that time. Policy values will be affected by the investment experience of the Variable Account and to the extent cost of insurance charges are more favorable than guaranteed charges.

-----------------------------------------------------------
DISTRIBUTIONS

    POLICY LOANS
     After the first Policy Year you may obtain a loan for up to 90% of the Cash Surrender Value less loan interest to the end of the Policy Year, and less the Monthly Deduction amount sufficient to continue this Policy in force for one month. This Policy must be assigned to us as sole security for the loan. We will transfer all loan amounts from the Fixed Account and the Subaccounts to the Loan Account. The amounts will be transferred on a pro rata basis.
    Loan interest is payable at a rate of 5.7% in advance (6.0% effective annual rate). Interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from the Fixed Account and the Subaccounts, to the Loan Account on a pro rata basis. We will credit 4.5% interest to any amounts in the Loan Account, except amounts equal to a Preferred Loan as described below, for a net annual Loan interest rate of 1.5%.
    The death benefit will be reduced by the amount of any loan outstanding on the date of the Insured's death. We may defer making a loan for six months unless the loan is to pay premiums to us.
    A Preferred Loan is available on any date when the sum of the Cash Surrender Value plus any outstanding non-preferred loans exceeds the total of all premiums paid since issue. The amount available for a Preferred Loan is the amount of such excess. A Preferred Loan will be credited with 6% interest, for a net annual Preferred Loan interest rate of 0%.
    All or part of a loan may be repaid at any time while the Policy is in force. The amount of a loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and the Subaccounts in the same percentages as premiums are currently allocated.

    SURRENDER
    While the Insured is alive, you may terminate this Policy for its Cash Surrender Value. If you request a cash surrender, the Policy must be returned to us to receive the Cash Surrender Value
    With regard to amounts allocated to the Fixed Account, the Cash Surrender Value will be equal to or greater than the minimum Cash Surrender Values required by the State in which this Policy was delivered. The value is based on the Commissioners 1980 Standard Mortality Table, the insured's age at last birthday, with interest at 4.5%. The maximum applicable Surrender Charge is 9.50% (SEE "CHARGES AND FEES.") Also, a 10% federal tax penalty may apply. (SEE "TAX MATTERS.") We may defer payment of a cash surrender from the Fixed Account for up to six months.

    PARTIAL WITHDRAWALS
    After the first Policy Year, you may withdraw part of the Accumulation Value. Withdrawals are made first from earnings and then from Premiums paid, beginning with the earliest Premium payment. The minimum partial withdrawal amount is $500. The maximum partial withdrawal amount is an amount such that the remaining Accumulation Value is not less than $20,000.
    Each Policy year you may withdraw, without a surrender charge, the greater of:
          (a) 15% of the Accumulation Value as of the first withdrawal that Policy year; or
          (b) that portion of the Accumulation Value which is in excess of total premiums paid.
Partial withdrawals in excess of this amount may be subject to a Surrender Charge of up to 9.5%. The Surrender Charge is a percentage of the premiums withdrawn. The applicable percentage varies according to the length of time since the premium was paid. The percentages are shown on the data pages.
    The amount of cash withdrawal requested and any Surrender Charge will be deducted from the Accumulation Value on the date we receive your written request. Partial withdrawals will result in cancellation of Accumulation Units from each applicable Subaccount. In the absence of instructions from you, amounts will be deducted from the Subaccounts and the Fixed Account on a pro rata basis. No more than a pro rata amount may be withdrawn from the Fixed Account for a partial withdrawal. We reserve the right to defer withdrawals from the Fixed Account for up to six months from the date we receive your written request.
    The Specified Amount will be reduced in the same proportion as the Accumulation Value is reduced as a result of any partial withdrawal.

    DEATH BENEFIT
    The death benefit equals the greater of:
          (a) the initial Specified Amount plus any later increase and less any later decrease; or
          (b) the policy's Accumulation Value on the date of death multiplied by the corridor percentage from the table shown below for the Insured's attained age;
less any outstanding loans and unpaid loan interest. To determine the initial specified amount, multiply the single premium amount by the corresponding issue age premium factor; deposits after issue will increase the specified amount by the amount of the additional deposit multiplied by the attained age premium factor.

---------------------------------------------------------
Attained  Corridor  Attained  Corridor Attained Corridor
   Age    Percentage  Age   Percentage  Age    Percentage
---------------------------------------------------------
  0-40      250%      54      157%       68       117%
   41       243%      55      150%       69       116%
   42       236%      56      146%       70       115%
   43       229%      57      142%       71       113%
   44       222%      58      138%       72       111%
   45       215%      59      134%       73       109%
   46       209%      60      130%       74       107%
   47       203%      61      128%     75-90      105%
   48       197%      62      126%       91       104%
   49       191%      63      124%       92       103%
   50       185%      64      122%       93       102%
   51       178%      65      120%       94       101%
   52       171%      66      119%     95-100     100%
   53       164%      67      118%      100+      101%
---------------------------------------------------------

    GUARANTEED DEATH BENEFIT
    If no Policy loans are taken, we guarantee coverage will remain in force until the 5th policy anniversary (or the maximum lesser duration your State allows) or the policy anniversary next following the Insured's 75th birthday, whichever is earlier.

    PAYMENT OF PROCEEDS
    While the Insured is alive, you may choose to have Proceeds that become payable paid under any combination of the fixed and variable payout options shown in this Policy. A Beneficiary may also have the Death Benefit applied to a payout option. If another option is not chosen within 60 days of the date we receive due proof of death, we will make payment in a lump sum.
    We reserve the right to pay the Proceeds in one sum when it is less than $2,000, or when the option of payment chosen would result in periodic payments of less than $20. Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us. Any option chosen will be effective when we acknowledge it.
     We may require proof of your age or survival or the age or survival of the Payee.
     The guaranteed minimum interest rate used in the fixed payout options is 3%. We may pay or credit additional interest annually.
     When the last Payee dies, we will pay to the estate of that Payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed option.

FIXED PAYMENTS
    Fixed payments are available under all six Payout Options below. The Proceeds will be transferred to our general account, and the Payments will be fixed in amount by the provisions selected and the age and sex (if consideration of sex is allowed) of the Payee. The guaranteed effective annual interest rate used in the Payout Options is 3%. We may, AT OUR SOLE DISCRETION, declare additional interest to be paid or credited annually for Payout Options 1, 2, 3, or 6. The guaranteed amounts are based on the 1983a Mortality Table, and 3% guaranteed interest rate.
Current amounts may be obtained from us.

VARIABLE PAYMENTS
    Only Payout Options 2, 4, and 6 are available for variable payments. The dollar amount of the first monthly payment will be determined by applying the Proceeds allocated to variable Subaccounts to the Variable Payout Options table shown in the Policy applicable to the Payout Option chosen. The tables are determined from the 1983a Mortality Table with an assumed investment rate of 4%. If more than one Subaccount has been selected, the accumulation value of each Subaccount is applied separately to the applicable table to determine the amount of the first payment attributable to that particular Subaccount.
    All variable payments other than the first will vary in amount according to the investment performance of the applicable Subaccounts. The amount of each subsequent payment equals the number of Variable Payment Units for each Subaccount as determined for the first payment, multiplied by the value of a Variable Payment Unit for that Subaccount 10 days prior to the date the variable payment is due. This amount may increase or decrease from month to month.
    If the net investment return of a Subaccount for a payment period is equal to the pro-rated portion of the 4% annual assumed investment rate, the variable payment attributable to that Subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 4% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 4%, the payment for that period will be less than the payment for the prior period. A charge equal on an annual basis to 1.20% of the daily net asset value of the Variable Account is applied in calculating variable payouts.

TRANSFERS BETWEEN FIXED AND VARIABLE SUBACCOUNTS
    The Payee may exchange the value of a designated number of Variable Payment Units of a particular Subaccount into other Variable Payment Units, the value of which would be such that the dollar amount of a payment made on the date of the exchange would be unaffected by the fact of the exchange. No more than four (4) exchanges may be made within each Policy year.
    Transfers may be made between Subaccounts and from a Subaccount to the Fixed Account. No exchanges may be made from the Fixed Account to the variable Subaccounts. Transfers will be made using the variable payment unit values for the Valuation Period during which any request is received by us.

    PAYMENT OPTIONS

     OPTION 1 -- PROCEEDS  HELD ON DEPOSIT AT  INTEREST.    While the  Proceeds
     are held by us, we will annually:
         (a)  pay interest to the Payee; or
         (b)  add interest to the Proceeds.
     OPTION 2 -- INCOME OF A SPECIFIED AMOUNT. We will pay the Proceeds in monthly installments of a specified amount until the Proceeds, with interest, have been fully paid.
     OPTION 3 -- INCOME FOR A SPECIFIED PERIOD. We will pay the Proceeds in installments for the number of years you choose. The monthly incomes for each $1,000 of Proceeds,shown in the table set forth in the Policy, include interest.We will provide the income amounts for payments other than monthly upon request.
     OPTION 4 -- LIFETIME INCOME. We will pay the Proceeds as a monthly income for as long as the Payee lives. The following guarantees are available:
         GUARANTEED PERIOD - The monthly income will be paid for a certain number of years and as long thereafter as the Payee lives; or GUARANTEED AMOUNT (INSTALLMENT REFUND) - The monthly income will be paid until the sum of all payments equals the Proceeds placed under this option and as long thereafter as the Payee lives.
                If a fixed Payment Option is chosen, the monthly income will be the amount computed using either the Lifetime Monthly Income Table set forth in the Policy (which is based on the 1983a Mortality Table and interest at 3% or, if more favorable to the Payee, our then current lifetime monthly income rates for payment of Proceeds. If a variable Payout Option is chosen, all variable payments, other than the first variable payment, will vary in amount according to the investment performance of the applicable Subaccounts.
                NOTE CAREFULLY. If no guarantee is elected, then IT WOULD BE POSSIBLE FOR ONLY ONE PAYMENT TO BE MADE if the Payee(s) were to die before the due date of the second payment; only two Payments if the Payee(s) were to die before the due date of the third payment; and so forth. When the last Payee dies, we will pay to the estate of that Payee any remaining guaranteed Payments under a fixed payout option.
     OPTION 5 -- LUMP SUM.  The Proceeds will be paid in one sum.
     OPTION 6 -- ALTERNATIVE SCHEDULE. Upon request and if available, we will provide payments for other options, including joint and survivor periods. Certain options may not be available in some States.
If variable payments are being made under Option 2 or 6 and do not involve life contingencies, then you may surrender the Policy and receive the commuted value of any unpaid payments.

    Additional information about any Payout Option may be obtained by contacting us.

-----------------------------------------------------------
CHARGES AND FEES

    CHARGES DEDUCTED UNDER THE POLICY

DEDUCTIONS FROM INITIAL PREMIUM
    We deduct no charges from Premium before allocation to the Variable Account, although the Monthly Deduction includes deductions for cost of insurance charges and for expense charges, and a Surrender Charge based on Premium may apply to surrenders or partial withdrawals during the Surrender Charge period.

MONTHLY DEDUCTION
     We deduct a charge from the entire Accumulation Value on each Monthly Deduction Date. This Monthly Deduction equals the cost of insurance charge* for the current month, plus the expense charge (annualized charge is 1.53% for the first ten Policy Years and 1.14% for Policy Years thereafter).

-----------------
* No cost of insurance charge is deducted on or after the Policy Anniversary when the age of the Insured is equal to 100.

    Each charge is calculated as a percentage of Accumulation Value (including amounts of Accumulation Value moved to the Loan Account as collateral for Policy loans) in the following manner: first, all charges are calculated, based on the Accumulation Value on the Monthly Deduction Date (before monthly charges are deducted, but reflecting charges deducted from Subaccount assets), and then deducted. The Monthly Deduction is deducted pro rata from the Accumulation Value in the Subaccounts, the Fixed Account, and the Loan Account.

CHARGES DEDUCTED ON SURRENDER OR PARTIAL WITHDRAWAL
    If the Policy is surrendered or lapses or a partial withdrawal is taken during the Surrender Charge period (which is the first nine Years after each premium payment), a Surrender Charge may be deducted. This charge declines over the course of the Surrender Charge period. Any Surrender Charge deduction is deducted pro rata from the Accumulation Value in the Subaccounts and the Fixed Account.

    MORE INFORMATION ABOUT THE ABOVE CHARGES

SURRENDER CHARGE
    If a Policy is totally surrendered or lapses or a partial withdrawal is made, we may deduct a Surrender Charge from the amount requested to be surrendered. The percentage varies according to the length of time since each premium was paid. Any applicable Surrender Charge will be deducted on a full surrender or a partial withdrawal. The Surrender Charge period and the amount of the Surrender Charge are shown in the following table:

  YEARS SINCE
PREMIUM PAYMENT           SURRENDER CHARGE
      1                         9.50%
      2                         9.50
      3                         9.50
      4                         9.00
      5                         7.50
      6                         6.00
      7                         4.50
      8                         3.00
      9                         1.50
      10 & later                   0


EXPENSE CHARGE
     The expense charge consists of charges for administrative, tax (first ten Policy Years only) and mortality and expense risk charges. This charge is no longer deducted beginning on the Policy anniversary next following the insured's 100th birthday if coverage beyond maturity is elected.
    ADMINISTRATIVE CHARGE. This charge is deducted from your Policy's Accumulation Value on each Monthly Deduction Date, as part of the Monthly Deduction. This charge is currently set at an annual rate of 0.24% of the Accumulation Value on each Monthly Deduction Date. This charge is for the cost of administering the Policies (such as the cost of processing Policy transactions, issuing Policy Owner statements and reports, and record keeping), as well as legal, actuarial, systems, mailing and other overhead costs connected with our variable life insurance operations.
    TAX EXPENSE CHARGE. We will deduct this charge as part of the Monthly Deduction from your Accumulation Value on each Monthly Deduction Date for the first ten Policy Years. The annual rate of this charge is 0.39% of the Accumulation Value and is to reimburse us for State premium taxes, federal deferred acquisition cost taxes, and related administrative expenses.
    MORTALITY AND EXPENSE RISK CHARGE. We deduct a charge from your Accumulation Value on each Monthly Deduction Date for the mortality and expense risks that we assume. This charge is currently set at an annual rate of 0.90% of the Accumulation Value on each Monthly Deduction Date. The mortality risk we assume is that Insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated.
    If all the money we collect from this charge is not needed to cover death benefits and expenses, the money is contributed to our general account. Conversely, even if the money we collect is insufficient, we will provide for all death benefits and expenses.

COST OF INSURANCE CHARGE
    This charge is deducted from the Policy's Accumulation Value on each Monthly Deduction Date, as part of the Monthly Deduction. This charge is no longer deducted beginning on the Policy anniversary next following the Insured's 100th birthday if coverage beyond maturity is elected.
    The cost of insurance charge covers the cost of providing insurance protection under your Policy. Currently, the amount of this charge is based on the rate class of the Insured and Policy accumulation value and duration. We assign Insureds to rate classes based on underwriting conducted when we receive a Policy application. Currently, we assign Insureds to the following rate classes: preferred and standard. Once a Policy is issued, an Insured's rate class does not change except if an additional premium is submitted and the underwriting review determines that the Insured qualifies for a better rate class. If the Insured qualifies for a better rate class, the rate class for the additional premium will be used for cost of insurance charges under the entire Policy.
    Currently, the cost of insurance charge for a Policy is calculated as a percentage of the Accumulation Value on the Monthly Deduction Date. The charge is based on the duration of the Policy, and the Insured's rate class. The current monthly rates for these classes are equivalent to the annual percentage rates shown in the following table:

          POLICY YEAR(S)           ACCUMULATION VALUE     ACCUMULATION VALUE
                                  OF $45,000 OR LESS.    GREATER THAN $45,000.
       --------------------      ----------------------   ---------------------
       PREFERRED RATE CLASS
               1-10                        0.70%                 0.60%
           11 and later                    0.60%                 0.50%
       STANDARD RATE CLASS
               1-10                        1.30%                 1.20%
           11 and later                    0.94%                 0.84%

We reserve the right to change the cost of insurance charges upon appropriate regulatory approval.
     For purposes of determining the current cost of insurance charge on a Monthly Deduction Date, the applicable cost of insurance percentage is applied to the remaining Accumulation Value.
     The cost of insurance charge deducted on a Monthly Deduction Date is guaranteed not to exceed the amount calculated using the guaranteed cost of insurance rates set forth in the Policy for that date. The maximum cost of insurance charge for a Monthly Deduction Date determined is equal to the "net amount at risk" under the Policy, multiplied by the guaranteed cost of insurance rate for that date. The net amount at risk is determined on the last day of the Policy Month. The amount at risk at any point in time is just the death benefit at that point in time, less the Accumulation Value at that point in time after deducting the Expense Charge and the cost of any Policy riders.
    The guaranteed cost of insurance rate for a Monthly Deduction Date under a Policy depends on the Insured's sex and age on the first day of a Policy Year.
    Current cost of insurance rates are more favorable for preferred rate class than for standard rate class Insureds. Within a given class, guaranteed cost of insurance rates are generally more favorable for Insureds of lower ages than for Insureds of higher ages, and are generally more favorable for female Insureds than for male Insureds.
     If a Policy loan is outstanding, and the Cash Surrender Value on a Monthly Deduction Date is not enough to cover the entire Monthly Deduction and any loan interest due for the Policy Month, we will notify you that the Policy is going to terminate unless a sufficient payment is made within the 61-day grace period. (SEE "THE POLICY: LAPSE AND GRACE PERIOD.")

TRANSFER CHARGES
    A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. The first 12 transfers each Policy Year are free.

    SERIES FUND CHARGES
    Each Portfolio of the Series Funds is responsible for all of its expenses. The net assets of each Portfolio of the Series Funds will reflect deductions in connection with the investment advisory fee and other expenses. Here is a table of Series Fund annual expenses:

                                                    -------------- -------------- ---------------

Series Fund Annual Expenses 1                        Management        Other        Total Series
(as a percentage of average net assets)                 Fees         Expenses       Fund Annual
                                                                                      Expenses
--------------------------------------------------- -------------- -------------- ---------------
Portfolio:
Alger American Growth                                   0.75%          0.10%           0.85%
Alger American Small Capitalization                     0.85%          0.07%           0.92%
Federated Prime Money Fund II                           0.50%          0.30%           0.80%
Federated Fund for U.S. Government Securities II        0.00%          0.80%           0.80%
Fidelity VIP II Asset Manager: Growth                   0.71%          0.29%           1.00%
Fidelity VIP II Contrafund                              0.61%          0.11%           0.72%
Fidelity VIP Equity Income                              0.51%          0.10%           0.61%
Fidelity VIP II Index 500                               0.09%          0.19%           0.28%
MFS Emerging Growth                                     0.75%          0.25%           1.00%
MFS High Income Fund                                    0.75%          0.25%           1.00%
MFS Research                                            0.75%          0.25%           1.00%
MFS Value Series                                        0.75%          0.25%           1.00%
MFS World Government                                    0.75%          0.25%           1.00%
Pioneer Capital Growth                                  0.65%          0.60%           1.25%
Pioneer Real Estate                                     1.00%          0.25%           1.25%
Scudder Global Discovery                                0.16%          1.34%           1.50%
Scudder Growth & Income                                 0.48%          0.18%           0.66%
Scudder International                                   0.88%          0.21%           1.09%
T. Rowe Price Equity Income *                           0.00%          0.85%           0.85%
T. Rowe Price International *                           0.00%          1.05%           1.05%
T. Rowe Price Limited-Term Bond *                       0.00%          0.70%           0.70%
T. Rowe Price New America Growth *                      0.00%          0.85%           0.85%
T. Rowe Price Personal Strategy Balanced *              0.00%          0.90%           0.90%
--------------------------------------------------- -------------- -------------- ---------------
===================================================================================================
*.T. Rowe Price Funds do not itemize management fees and other expenses.
===================================================================================================

For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectuses for the Series Funds, current copies of which accompany this Prospectus.
================================================================================

--------
1 The fee and expense data regarding each Series Fund, which are fees and expenses for 1996, was provided to Companion by the Series Fund. The Series Funds are not affiliated with Companion.

-----------------------------------------------------------
OTHER POLICY PROVISIONS

     NOTICE TO US
     All notices or requests under the Policy must be sent to us by written notice. Written notices to us are not effective until our receipt at this address: Companion Life Insurance Company, Variable Product Services Department, P.O. Box 3664, Omaha, Nebraska 68103-0664. Our toll-free telephone number is 800-494-0067.

     ENTIRE CONTRACT
     The entire contract is the Policy, any riders, endorsements and amendments, and the signed application. All statements made in the application will, in the absence of fraud, be deemed representations and not warranties. We will not use any statement to contest the Policy or deny a claim unless it is in the application. Any change of the Policy requires the written consent of an executive officer. No agent has the authority to change this contract or waive any of its terms.

     RIGHT TO EXAMINE
     If you are not satisfied with your Policy, you may return it to us or our agent within 10 after you receive the Policy or 45 days after you signed the application, whichever is later. We will cancel your Policy as of the date any insurance became effective and refund the premiums paid within seven days after we receive the returned policy.

     DELAY OF PAYMENTS
     We will usually pay any amounts payable from the Variable Account as a Policy loan, partial withdrawal or Cash Surrender within 7 days after we receive your written request in a form satisfactory to us. We can postpone such payments or any transfers of amounts between Subaccounts or into the Fixed Account or the Loan Account if: (i) the New York Stock Exchange ("NYSE") is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the Net Assets of the Variable Account; or
(iv) the SEC permits delay for the protection of security holders. The applicable rules of the Securities and Exchange Commission will govern as to whether the conditions in (iii) or (iv) exist. We may defer payment of Policy loans, partial withdrawals or a Cash Surrender from the Fixed Account for up to six months from the date we receive your written request.

     CHANGE OF OWNERSHIP AND ASSIGNMENT
     You may name a new owner of this Policy or pledge it as collateral by assigning it. The assignment must be in writing. No assignment will be binding on us until we record and acknowledge it. We are not responsible for the validity or effect of an assignment of this Policy. The rights of any Beneficiary will be subject to a collateral assignment. If the Beneficiary of this Policy is irrevocable, a change of ownership or a collateral assignment may be made only by joint written request from you and the irrevocable Beneficiary.

     BENEFICIARY
     The Beneficiary is named in the Policy application and may be changed, unless the Beneficiary is irrevocable. (SEE "BENEFICIARY CHANGE.")

     BENEFICIARY CHANGE
     To change a Beneficiary, send us a written request. When recorded and acknowledged by us, the change will be effective as of the date you signed the request. The change will not apply to any payments made or other action taken by us before recording. If the Beneficiary is irrevocable, you may change the Beneficiary only by joint written request from you and the irrevocable Beneficiary.

     MISSTATEMENT OF AGE OR SEX
     If the age or sex of the Insured has been misstated, all payments and benefits under the policy will be those which the premiums paid would have purchased at the correct age and sex.

     SUICIDE
     We will not pay the Death Benefit if the Insured's death results from suicide, while sane or insane, within two from the date of issue. Instead we will pay the sum of the premiums paid since issue less any loans and unpaid loan interest and less any partial  withdrawals.  ....We will not pay that portion of the Death Benefit resulting from an increase in Specified Amount if the Insured's death results from suicide, while sane or insane, within two years from the effective date of the increase. Instead we will pay the sum of the premiums paid for the increase.

     INCONTESTABILITY
     We will not contest  the  validity of the Policy after it has been in force during the lifetime of the Insured for two years from the date of issue.  ....We will not contest the validity of an increase in Specified Amount after the Policy has been in force during the lifetime of the Insured for two years from the effective date of the increase. Any contest of an increase in Specified Amount will be based on the application for that increase.

     REINSTATEMENT
    If this policy lapses, you may reinstate it within five years of the date of lapse and prior to the maturity date, subject to the following: (i) we receive a written application signed by you and the Insured; (ii) we receive evidence of insurability satisfactory to us; (iii) we receive payment of an amount large enough to continue this Policy in force for three months; (iv) re-establishment of surrender charges, if any, measured from the original date of issue; and (iv) repayment or reinstatement of any outstanding Policy loan along with unpaid loan interest from the date of lapse. The effective date of reinstatement will be the date we approve the application for reinstatement.
    The Specified Amount of the reinstated Policy may not exceed the Specified Amount at the time of lapse. The Accumulation Value on the effective date of reinstatement will reflect (I) the Accumulation Value at the time of lapse, except that the value in the Loan Account may be repaid prior to reinstatement; less (ii) the Monthly Deduction for the current month.

    NONPARTICIPATING
    The Policy does not share in our surplus earnings or profits. No dividends are paid by us on this Policy.

-----------------------------------------------------------
TAX MATTERS

    GENERAL
    The following is a discussion of federal income tax considerations relating to the Policy. It is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. If you contemplate the purchase of or exercise of elections under the Policy, you are encouraged to seek independent competent tax advice.

    LIFE INSURANCE QUALIFICATION
    Section 7702 of the Internal Revenue Code of 1986, as amended ("Code") defines a life insurance contract for Federal income tax purposes. The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus creates some uncertainty about the application of Section 7702 to the Policy.
    Nevertheless, we believe it is reasonable to conclude that the Policy qualifies as a life insurance contract for federal tax purposes, so that:

o the death benefit should be fully excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code; and
o you should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until it is distributed from the Policy.
    If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract. We thus reserve the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

    TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS
    Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts. In almost all cases, this Policy will be a modified endowment contract. (SEE, HOWEVER, THE DISCUSSION BELOW IN THIS SECTION ON A POLICY ISSUED IN EXCHANGE FOR ANOTHER LIFE INSURANCE POLICY.) Except as specifically noted, the remainder of this discussion assumes that this Policy will be a modified endowment contract. Loans and partial withdrawals from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to you. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy immediately before the distribution.
    The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.
    Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, we believe that any Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose not to exercise the right to make additional payments in order to prevent a Policy from being treated as a modified endowment Policy.
    If a Policy that was not a modified endowment contract at issue subsequently becomes a modified endowment contract, distributions made during the Policy year in which it becomes a modified endowment contract, distributions in any subsequent Policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. In addition, regulations or other interpretations may be issued which will apply similar tax treatment to other distributions made in anticipation of a Policy becoming a modified endowment contract.

    SPECIAL TREATMENT OF POLICY LOAN INTEREST
    If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

    AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS
    In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if we or any of our affiliates issue to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those policies, the income for all those policies will be aggregated and attributed to that distribution.

    OTHER POLICY OWNER TAX MATTERS
    Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon you or the beneficiary's individual circumstances.
    Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in the Policy not qualifying as life insurance under the Code, which may subject you to immediate taxation on the incremental increases in Accumulation Value of the Policy plus the cost of insurance protection for the year. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and we believe the Policy complies fully with such requirements.
    In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Variable Account may cause you, rather than us, to be treated as the owner of the assets in the Variable Account. To date, no such regulations or guidance has been issued. If you are considered the owner of the assets of the Variable Account, income and gains from the Account would be included in your gross income.
    The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy Premium and Accumulation Values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Variable Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner of the assets of the Variable Account.
     The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement.


-----------------------------------------------------------
MANAGEMENT

Our Directors and senior officers are:

DIRECTORS
Thomas J. Skutt       Chairman (Mutual of Omaha Companies Executive)
Ernest B. Johnston    Vice-Chairman (Mutual of Omaha Companies Executive)
John W. Weekly        Vice-Chairman (Mutual of Omaha Companies Executive)
William G. Campbell   Director (Private Practice Attorney, Campbell Law Offices)
Samuel L. Foggie      Director (Retired Banking and Finance Industry Executive)
M. Jane Huerter       Director (Mutual of Omaha Companies Executive)
Charles T. Locke III  Director (Private Practice Attorney, Locke & Herbert)
John L. Maginn        Director (Mutual of Omaha Companies Executive)
Thomas T. Sawicz      Director  (Mutual of Omaha Companies Executive)
Oscar S. Straus       Director (President, Daniel and Florence Guggenheim
                       Foundation)
John A. Sturgeon      Director (Mutual of Omaha Companies Executive)
Daniel R. Varona      Director (Private Practice Attorney)

OFFICERS
Ernest B. Johnston    President & Chief Executive Officer
Fred C. Boddy         Vice President, Treasurer & Assistant Secretary
Linda Goodwin, MD     Vice President & Senior Medical Director
Bruce Henricks, MD    Vice President & Senior Medical Director
Denise P. Power       Vice President, Underwriting
M. Jane Huerter       Vice President & Secretary
Burton D. Jay         Vice President & Actuary
John L. Maginn        Vice President & Assistant Treasurer
Russ Wiltgen          Vice President & Actuary
James O'Connor        Vice President & Compliance Officer

     * Business address for all directors and officers is Mutual of Omaha Plaza, Omaha, Nebraska 68175.

-----------------------------------------------------------
OTHER INFORMATION

    REPORTS TO YOU
    We will send you a statement at least annually showing your Policy's death benefit, Accumulation Value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrenders and other Policy transactions as they occur. If you have Accumulation Value in the Variable Account you will receive such additional periodic reports as may be required by the SEC.

    VOTING RIGHTS
    We own the Series Fund shares held in the Variable Account and have the right to vote those shares. However, to the extent required by applicable Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.
    The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Series Fund shares held in any Subaccount of the Variable Account, or in any other separate account of ours or an affiliate, the policyholders of which have rights of instruction with respect to the Series Fund shares, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote, for, against, or withhold votes on a proposition, bears to (ii) the total Accumulation Value in that Subaccount for all policies for which voting instructions are received. No voting privileges apply with respect to Accumulation Value removed from the Variable Account as a result of a Policy loan.
    If required by State insurance authorities, we may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios of the Series Funds or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, we may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the Series Fund portfolio if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is contrary to State law or is prohibited by State regulatory authorities or that the change would be inconsistent with a Subaccount's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of ours or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the Subaccount. If we do disregard voting instructions, a summary of that action and the reasons for it will be included in the next semi-annual report to Policy Owners.

    DISTRIBUTION OF THE POLICIES
    Mutual of Omaha Investor Services ("MOIS"), Mutual of Omaha Plaza, Omaha, Nebraska 68175, is the principal underwriter of the Policy. Like us, MOIS is a 100% owned subsidiary of Mutual of Omaha Insurance Company. MOIS is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. ("NASD"). MOIS contracts with one or more registered broker-dealers ("Distributors") to offer and sell the Policy. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable life insurance. Commissions paid to Distributors may be up to 7% of the Premium paid.

    STATE REGULATION
    We are subject to regulation and supervision by the Insurance Department of the State of New York, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The Policy has been approved by the Insurance Department of the State of New York and other jurisdictions.
    We submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business, for the purpose of determining solvency and compliance with local insurance laws and regulations.

    LEGAL MATTERS
    We know of no material legal proceedings pending to which the Variable Account is a party or which would materially affect the Variable Account. We are not involved in any litigation of material importance to our total assets or to the Variable Account.
    Legal matters in connection with the Policy have been passed upon by our Law Staff.

    INDEPENDENT AUDITORS
     The financial statements of Companion Life Insurance Company as of and for the year ended December 31, 1996, included in this Registration Statement have been audited by independent auditors Deloitte & Touche LLP, New York, New York, as stated in their report appearing herein. The financial statements of Companion Life Insurance Company as of December 31, 1995, and for the two years then ended were audited by independent auditors Coopers & Lybrand LLP, New York, New York, as stated in their report appearing herein. The financial statements of Companion Life Insurance Company should be considered only as bearing on the ability of Companion to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

    REGISTRATION STATEMENT
    This prospectus omits certain information contained in the Registration Statement filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

-----------------------------------------------------------
ILLUSTRATIONS
DEATH BENEFITS, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

    The tables in this Section illustrate how the Policy operates. They show how the Death Benefit, Cash Surrender Value, and Accumulation Value could vary over an extended period of time assuming hypothetical gross rates of return. (i.e. investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6%, and 12%. The tables are based on an initial premium of $20,000. A male age 55, 65 and 75 with specified amounts of $43,200, $36,867, and $29,134, respectively, are illustrated for this Policy. The Insureds are assumed to be preferred rate class. Values are given based on current and guaranteed Policy charges. These tables may assist in comparison of Death Benefits, Cash Surrender Values and Accumulation Values with those under other variable life insurance policies that may be issued by Companion or other companies.

    Death Benefits, Cash Surrender Values, and Accumulation Values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium was paid in another amount, if additional payments were made, or if any Policy loan or partial withdrawal was made during the period of time illustrated. They would also be different depending on the allocation of Accumulation Value among the Variable Account's Subaccounts, if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period.

    The amounts for the Death Benefit, Cash Surrender Value, and Accumulation Value shown in the tables reflect the fact that an expense charge and a charge for the cost of insurance are deducted from the Accumulation Value on each Monthly Deduction Date. The Cash Surrender Values shown in the tables reflect the fact that a Surrender Charge is deducted from the Accumulation Value upon surrender or lapse during the first nine years following each premium payment. The amounts shown in the tables take into account an average daily charge equal to an annual charge 0.89% of the average daily net assets of the Series Funds for the investment advisory fees and operating expenses incurred by the Series Funds The gross annual investment return rates of 0%, 6%, and 12% on the Fund's assets are equal to net annual investment return rates of -0.89%, 5.11%, 11.11%, respectively.

    The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account, since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Accumulation Values illustrated.

    The second column of each table shows the amount which would accumulate if the initial premium of $20,000 were invested to earn interest, after taxes, of 5% per year, compounded annually.

        Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the specified amount, the proposed amount and frequency of premium payments and any available riders requested.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

                          Male issue age 55                      Initial Premium $20,000
                          Preferred Class                            Face Amount $52,000

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
              -------------------------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000     21,731    19,831    52,000        21,523      19,623     52,000
   2              22,505     23,613    21,713    52,000        23,177      21,277     52,000
   3              23,153     25,657    23,757    52,000        24,976      23,076     52,000
   4              24,310     27,878    26,078    52,000        26,939      25,139     52,000
   5              25,526     30,292    28,792    52,000        29,086      27,586     52,000
   6              26,802     32,914    31,714    52,000        31,440      30,240     52,000
   7              28,142     35,764    34,864    52,000        34,028      33,128     52,000
   8              29,549     38,860    38,260    52,000        36,880      36,280     52,000
   9              31,027     42,254    42,954    52,395        40,036      39,736     52,000
  10              32,578     45,987    45,987    56,105        43,540      43,540     53,119
  11              34,207     50,265    50,265    60,318        47,575      47,575     57,090
  12              35,917     54,940    54,940    65,379        51,972      51,972     61,847
  13              37,713     60,050    60,050    70,859        56,765      56,765     66,983
  14              39,599     65,636    65,636    76,794        61,990      61,990     72,528
  15              41,579     71,741    71,741    83,220        67,684      67,684     78,514
  16              43,657     78,414    78,414    90,176        73,891      73,891     84,974
  17              45,840     85,708    85,708    96,850        80,690      80,690     91,180
  18              48,132     93,680    93,680   103,984        88,151      88,151     97,848
  19              50,539    102,395   102,395   111,611        96,352      96,352    105,024
  20              53,066    112,000   112,000   119,840       105,390     105,390    112,768

  25              67,727    175,570   175,570   184,348       165,208     165,208    173,468
  35             110,320    427,275   427,275   448,639       391,185     391,185    410,744



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.11% NET)

                          Male issue age 55                      Initial Premium $20,000
                          Preferred Class                            Face Amount $52,000

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
              -------------------------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000     20,558    18,658    52,000        20,347      18,447     52,000
   2              22,505     21,132    19,232    52,000        20,677      18,777     52,000
   3              23,153     21,721    19,821    52,000        20,988      19,088     52,000
   4              24,310     22,327    20,527    52,000        21,279      19,479     52,000
   5              25,526     22,950    21,450    52,000        21,545      20,045     52,000
   6              26,802     23,590    22,390    52,000        21,782      20,582     52,000
   7              28,142     24,248    23,348    52,000        21,982      21,082     52,000
   8              29,549     24,925    24,325    52,000        22,140      21,540     52,000
   9              31,027     25,620    25,320    52,000        22,246      21,946     52,000
  10              32,578     26,335    26,335    52,000        22,291      22,291     52,000
  11              34,207     27,203    27,203    52,000        22,357      22,357     52,000
  12              35,917     28,099    28,099    52,000        22,350      22,350     52,000
  13              37,713     29,025    29,025    52,000        22,261      22,261     52,000
  14              39,599     29,982    29,982    52,000        22,077      22,077     52,000
  15              41,579     30,970    30,970    52,000        21,781      21,781     52,000
  16              43,657     31,991    31,991    52,000        21,348      21,348     52,000
  17              45,840     33,045    33,045    52,000        20,749      20,749     52,000
  18              48,132     34,134    34,134    52,000        19,944      19,944     52,000
  19              50,539     35,259    35,259    52,000        18,885      18,885     52,000
  20              53,066     36,421    36,421    52,000        17,519      17,519     52,000

  25              67,727     42,831    42,831    52,000         3,303       3,303     52,000
  35             110,320     59,736    59,736    62,723           ***         ***        ***


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.89% NET)

                          Male issue age 55                      Initial Premium $20,000
                          Preferred Class                            Face Amount $52,000

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000      19,384    17,484   52,000        19,170      17,270     52,000
   2              22,505      18,788    16,888   52,000        18,318      16,418     52,000
   3              23,153      18,210    16,310   52,000        17,440      15,540     52,000
   4              24,310      17,649    15,849   52,000        16,532      14,732     52,000
   5              25,526      17,106    15,606   52,000        15,589      14,089     52,000
   6              26,802      16,580    15,380   52,000        14,603      13,403     52,000
   7              28,142      16,069    15,169   52,000        13,566      12,666     52,000
   8              29,549      15,575    14,975   52,000        12,467      11,867     52,000
   9              31,027      15,095    14,795   52,000        11,293      10,993     52,000
  10              32,578      14,631    14,631   52,000        10,032      10,032     52,000
  11              34,207      14,250    14,250   52,000         8,708       8,708     52,000
  12              35,917      13,880    13,880   52,000         7,265       7,265     52,000
  13              37,713      13,519    13,519   52,000         5,688       5,688     52,000
  14              39,599      13,167    13,167   52,000         3,958       3,958     52,000
  15              41,579      12,825    12,825   52,000         2,047       2,047     52,000
  16              43,657      12,491    12,491   52,000           ***         ***        ***
  17              45,840      12,166    12,166   52,000           ***         ***        ***
  18              48,132      11,850    11,850   52,000           ***         ***        ***
  19              50,539      11,542    11,542   52,000           ***         ***        ***
  20              53,066      11,241    11,241   52,000           ***         ***        ***

  25              67,727       9,854     9,854   52,000           ***         ***        ***
  35             110,320       7,571     7,571   52,000           ***         ***        ***


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

                          Male issue age 65                      Initial Premium $20,000
                          Preferred Class                            Face Amount $36,867

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
              -------------------------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000     21,731    19,831    36,867      21,430      19,530       36,867
   2              22,505     23,613    21,713    36,867      22,997      21,097       36,867
   3              23,153     25,657    23,757    36,867      24,726      22,826       36,867
   4              24,310     27,878    26,078    36,867      26,644      24,844       36,867
   5              25,526     30,292    28,792    36,867      28,785      27,285       36,867
   6              26,802     32,924    31,724    37,863      31,192      29,992       36,867
   7              28,142     35,814    34,914    40,470      33,904      33,004       38,311
   8              29,549     38,973    38,373    43,260      36,894      36,294       40,953
   9              31,027     42,432    42,132    46,251      40,170      39,870       43,785
  10              32,578     46,232    46,232    49,468      43,766      43,766       46,830
  11              34,207     50,615    50,615    53,146      47,916      47,916       50,312
  12              35,917     55,396    55,396    58,166      52,442      52,442       55,064
  13              37,713     60,608    60,608    63,638      57,376      57,376       60,245
  14              39,599     66,287    66,287    69,602      62,752      62,752       65,890
  15              41,579     72,472    72,472    76,096      68,607      68,607       72,038
  16              43,657     79,213    79,213    83,174      74,978      74,978       78,727
  17              45,840     86,581    86,581    90,910      81,902      81,902       85,997
  18              48,132     94,634    94,634    99,366      89,420      89,420       93,891
  19              50,539    103,437   103,437   108,609      97,572      97,572      102,450
  20              53,066    113,058   113,058   118,711      106,401     106,401     111,721

  25              67,727    176,372   176,372   185,191      162,450     162,450     170,573
  35             110,320    440,945   440,945   440,945      400,215     400,215     400,215


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
                ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.11% NET)

                          Male issue age 65                      Initial Premium $20,000
                          Preferred Class                            Face Amount $36,867

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
              -------------------------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000     20,558    18,658    36,867        20,248      18,348      36,867
   2              22,505     21,132    19,232    36,867        20,468      18,568      36,867
   3              23,153     21,721    19,821    36,867        20,658      18,758      36,867
   4              24,310     22,327    20,527    36,867        20,813      19,013      36,867
   5              25,526     22,950    21,450    36,867        20,927      19,427      36,867
   6              26,802     23,590    22,390    36,867        20,990      19,790      36,867
   7              28,142     24,248    23,348    36,867        20,992      20,092      36,867
   8              29,549     24,925    24,325    36,867        20,917      20,317      36,867
   9              31,027     25,620    25,320    36,867        20,747      20,447      36,867
  10              32,578     26,335    26,335    36,867        20,463      20,463      36,867
  11              34,207     27,203    27,203    36,867        20,127      20,127      36,867
  12              35,917     28,099    28,099    36,867        19,368      19,368      36,867
  13              37,713     29,025    29,025    36,867        18,967      18,967      36,867
  14              39,599     29,982    29,982    36,867        18,078      18,078      36,867
  15              41,579     30,970    30,970    36,867        16,915      16,915      36,867
  16              43,657     31,991    31,991    36,867        15,410      15,410      36,867
  17              45,840     33,045    33,045    36,867        13,456      13,456      36,867
  18              48,132     34,134    34,134    36,867        10,914      10,914      36,867
  19              50,539     35,259    35,259    37,022         7,591       7,591      36,867
  20              53,066     36,421    36,421    38,242         3,229       3,229      36,867

  25              67,727     42,831    42,831    44,973           ***         ***         ***
  35             110,320     61,367    61,367    61,367           ***         ***         ***


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INV ESTMENT RETURN OF 0% (-.89% NET)

                             Male issue age 65                Initial Premium $20,000
                             Preferred Class                     Face Amount $36,867

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
              -------------------------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                 PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000     19,384    17,484    36,867        19,066      17,166      36,867
   2              22,505     18,788    17,888    36,867        18,084      16,184      36,867
   3              23,153     18,210    16,310    36,867        17,045      15,145      36,867
   4              24,310     17,649    16,849    36,867        15,941      14,141      36,867
   5              25,526     17,106    15,606    36,867        14,757      13,257      36,867
   6              26,802     16,580    15,380    36,867        13,475      12,275      36,867
   7              28,142     16,069    15,169    36,867        12,073      11,173      36,867
   8              29,549     15,575    15,975    36,867        10,522       9,922      36,867
   9              31,027     15,095    14,795    36,867         8,785       8,485      36,867
  10              32,578     14,631    14,631    36,867         6,825       6,825      36,867
  11              34,207     14,250    14,250    36,867         4,621       4,621      36,867
  12              35,917     13,880    13,880    36,867         2,091       2,091      36,867
  13              37,713     13,519    13,519    36,867           ***         ***         ***
  14              39,599     13,167    13,167    36,867           ***         ***         ***
  15              41,579     12,825    12,825    36,867           ***         ***         ***
  16              43,657     12,491    12,491    36,867           ***         ***         ***
  17              45,840     12,166    12,166    36,867           ***         ***         ***
  18              48,132     11,850    11,850    36,867           ***         ***         ***
  19              50,539     11,542    11,542    36,867           ***         ***         ***
  20              53,066     11,241    11,241    36,867           ***         ***         ***

  25              67,727      9,854     9,854    36,867           ***         ***         ***
  35             110,320      7,571     7,571    36,867           ***         ***         ***


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

                             Male issue age 75                   Initial Premium $20,000
                             Preferred Class                         Face Amount $29,134

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
              -------------------------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000     21,731    19,831    29,134        21,278      19,378      29,134
   2              22,505     23,613    21,713    29,134        22,723      20,823      29,134
   3              23,153     25,657    23,757    29,134        24,383      22,483      29,134
   4              24,310     27,892    26,092    29,287        26,322      24,522      29,134
   5              25,526     30,376    28,876    31,895        28,609      27,109      30,040
   6              26,802     33,067    31,867    34,720        31,144      29,944      32,701
   7              28,142     35,980    35,080    37,779        33,888      32,988      35,582
   8              29,549     39,129    38,529    41,086        36,854      36,254      38,696
   9              31,027     42,530    42,230    44,656        40,057      39,757      42,060
  10              32,578     46,223    46,223    48,535        43,511      43,511      45,687
  11              34,207     50,523    50,523    53,049        47,418      47,418      49,789
  12              35,917     55,222    55,222    57,983        51,642      51,642      54,224
  13              37,713     60,359    60,359    63,377        56,203      56,203      59,013
  14              39,599     65,973    65,973    69,271        61,126      61,126      64,182
  15              41,579     72,109    72,109    75,715        66,432      66,432      69,753
  16              43,657     78,816    78,816    82,757        72,145      72,145      75,753
  17              45,840     86,147    86,147    89,593        78,480      78,480      81,620
  18              48,132     94,160    94,160    96,985        85,536      85,536      88,102
  19              50,539    102,919   102,919   104,977        93,432      93,432      95,301
  20              53,066    112,706   112,706   113,833       102,317     102,317     103,341

  25              67,727    180,279   180,279   180,279       163,662     163,662     163,662


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.11% NET)

                             Male issue age 75                   Initial Premium $20,000
                             Preferred Class                         Face Amount $29,134

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
              -------------------------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000     20,558    18,658     29,134       20,078      18,178      29,134
   2              22,505     21,132    19,232     29,134       20,104      18,204      29,134
   3              23,153     21,721    19,821     29,134       20,068      18,168      29,134
   4              24,310     22,327    20,527     29,134       19,961      18,165      29,134
   5              25,526     22,950    21,450     29,134       19,767      18,285      29,134
   6              26,802     23,590    22,390     29,134       19,464      18,296      29,134
   7              28,142     24,248    23,348     29,134       19,019      18,163      29,134
   8              29,549     24,925    24,325     29,134       18,389      17,838      29,134
   9              31,027     25,620    25,320     29,134       17,516      17,252      29,134
  10              32,578     26,335    26,335     29,134       16,320      16,320      29,134
  11              34,207     27,203    27,203     29,134       14,767      14,767      29,134
  12              35,917     28,099    28,099     29,504       12,654      12,654      29,134
  13              37,713     29,025    29,025     30,477        9,784       9,784      29,134
  14              39,599     29,982    29,982     31,481         5873        5873      29,134
  15              41,579     30,970    30,970     32,519          515         515      29,134
  16              43,657     31,991    31,991     33,590          ***         ***         ***
  17              45,840     33,045    33,045     34,367          ***         ***         ***
  18              48,132     34,134    34,134     35,158          ***         ***         ***
  19              50,539     35,272    35,272     35,977          ***         ***         ***
  20              53,066     36,540    36,540     36,905          ***         ***         ***

  25              67,727     44,281    44,281     44,281          ***         ***         ***


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.89% NET)

                             Male issue age 75                   Initial Premium $20,000
                             Preferred Class                         Face Amount $29,134

                          CURRENT CHARGES *                        GUARANTEED CHARGES **
              -------------------------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
CONTRACT         AT 5%      ACCOUNT   SURRENDER  DEATH        ACCOUNT    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1              21,000     19,384    17,484     29,134       18,880      17,980      29,134
   2              22,505     18,788    16,888     29,134       17,639      15,739      29,134
   3              23,153     18,210    16,310     29,134       16,254      14,354      29,134
   4              24,310     17,649    15,849     29,134       14,691      13,891      29,134
   5              25,526     17,106    15,606     29,134       12,911      11,411      29,134
   6              26,802     16,480    15,380     29,134       10,857      10,657      29,134
   7              28,142     16,069    15,169     29,134        8,451       8,551      29,134
   8              29,549     15,575    14,975     29,134        5,590       5,990      29,134
   9              31,027     15,095    14,795     29,134        2,136       2,836      29,134
  10              32,578     14,631    14,631     29,134          ***         ***         ***
  11              34,207     14,250    14,250     29,134          ***         ***         ***
  12              35,917     13,880    13,880     29,134          ***         ***         ***
  13              37,713     13,519    13,519     29,134          ***         ***         ***
  14              39,599     13,167    13,167     29,134          ***         ***         ***
  15              41,579     12,825    12,825     29,134          ***         ***         ***
  16              43,657     12,491    12,491     29,134          ***         ***         ***
  17              45,840     12,166    12,166     29,134          ***         ***         ***
  18              48,132     11,850    11,850     29,134          ***         ***         ***
  19              50,539     11,542    11,542     29,134          ***         ***         ***
  20              53,066     11,241    11,241     29,134          ***         ***         ***

  25              67,727      9,854     9,854     29,134          ***         ***         ***


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. Theses values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

                                 Male issue age 65               Initial Premium $20,000
                                 Standard Class                  Specified Amount $36,867

                                   CURRENT CHARGES *                 GUARANTEED CHARGES **
                              -----------------------------    ----------------------------------
                 PREMIUMS
 END OF        ACCUMULATED                CASH                               CASH
POLICY        AT 5% INTEREST   ACCUM.   SURRENDER  DEATH        ACCUM.    SURRENDER     DEATH
  YEAR           PER YEAR      VALUE     VALUE    BENEFIT       VALUE       VALUE      BENEFIT
  ----           --------      -----     -----    -------       -----       -----      -------
   1             $21,000      $21,601   $19,701   $36,867      $21,430     $19,530     $36,867
   2              22,505       23,331    21,431    36,867       22,997      21,097      36,867
   3              23,153       25,198    23,298    36,867       24,726      22,826      36,867
   4              24,310       27,217    25,417    36,867       26,644      24,844      36,867
   5              25,526       29,438    27,938    36,867       28,785      27,285      36,867
   6              26,802       31,936    30,736    36,867       31,192      29,992      36,867
   7              28,142       34,732    33,832    39,248       33,904      33,004      38,311
   8              29,549       37,796    37,196    41,953       36,894      36,294      40,953
   9              31,027       41,151    40,851    44,855       40,170      39,870      43,785
  10              32,578       44,836    44,836    47,974       43,766      43,766      46,830
  11              34,207       49,086    49,086    51,541       47,916      47,916      50,312
  12              35,917       53,723    53,723    56,409       52,442      52,442      55,064
  13              37,713       58,778    58,778    61,717       57,376      57,376      60,245
  14              39,599       64,286    64,286    67,500       62,752      62,752      65,890
  15              41,579       70,284    70,284    73,798       68,607      68,607      72,038
  16              43,657       76,810    76,810    80,650       74,978      74,978      78,727
  17              45,840       83,903    83,903    88,098       81,902      81,902      85,997
  18              48,132       91,605    91,605    96,185       89,420      89,420      93,891
  19              50,539       99,956    99,956   104,953       97,572      97,572     102,450
  20              53,066      109,001   109,001   114,451      106,401     106,401     111,721

  25              67,727      167,248   167,248   175,610      162,450     162,450     170,573
  35             110,320      413,849   413,849    413849      400,215     400,215     400,215



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.11% NET)

                                 Male issue age 65               Initial Premium $20,000
                                 Standard Class                  Specified Amount $36,867

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1             $21,000    $20,435   $18,535   $36,867       $20,248     $18,348     $36,867
   2              22,505     20,879    18,979    36,867        20,468      18,568      36,867
   3              23,153     21,333    19,433    36,867        20,658      18,758      36,867
   4              24,310     21,796    19,996    36,867        20,813      19,013      36,867
   5              25,526     22,270    20,770    36,867        20,927      19,427      36,867
   6              26,802     22,754    21,554    36,867        20,990      19,790      36,867
   7              28,142     23,249    22,349    36,867        20,992      20,092      36,867
   8              29,549     23,754    23,154    36,867        20,917      20,317      36,867
   9              31,027     24,271    23,971    36,867        20,747      20,447      36,867
  10              32,578     24,798    24,798    36,867        20,463      20,463      36,867
  11              34,207     25,528    25,528    36,867        20,127      20,127      36,867
  12              35,917     26,280    26,280    36,867        19,368      19,368      36,867
  13              37,713     27,054    27,054    36,867        18,967      18,967      36,867
  14              39,599     27,850    27,850    36,867        18,078      18,078      36,867
  15              41,579     28,670    28,670    36,867        16,915      16,915      36,867
  16              43,657     29,515    29,515    36,867        15,410      15,410      36,867
  17              45,840     30,384    30,384    36,867        13,456      13,456      36,867
  18              48,132     31,278    31,278    36,867        10,914      10,914      36,867
  19              50,539     32,199    32,199    36,867         7,591       7,591      36,867
  20              53,066     33,147    33,147    36,867         3,229       3,229      36,867

  25              67,727     38,329    38,329    40,246           ***         ***         ***
  35             110,320     54,331    54,331    54,331           ***         ***         ***



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                        COMPANION LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-.89% NET)

                                 Male issue age 65               Initial Premium $20,000
                                 Standard Class                  Specified Amount $36,867

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                 PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1             $21,000    $19,268   $17,438   $36,867       $19,066     $17,255     $36,867
   2              22,505     18,563    16,800    36,867        18,084      16,366      36,867
   3              23,153     17,884    16,185    36,867        17,045      15,426      36,867
   4              24,310     17,230    15,679    36,867        15,941      14,506      36,867
   5              25,526     16,599    15,354    36,867        14,757      13,650      36,867
   6              26,802     15,992    15,033    36,867        13,475      12,666      36,867
   7              28,142     15,407    14,714    36,867        12,073      11,530      36,867
   8              29,549     14,843    14,398    36,867        10,522      10,206      36,867
   9              31,027     14,300    14,086    36,867         8,785       8,654      36,867
  10              32,578     13,777    13,777    36,867         6,825       6,825      36,867
  11              34,207     13,373    13,373    36,867         4,621       4,621      36,867
  12              35,917     12,981    12,981    36,867         2,091       2,091      36,867
  13              37,713     12,600    12,600    36,867           ***         ***         ***
  14              39,599     12,231    12,231    36,867           ***         ***         ***
  15              41,579     11,872    11,872    36,867           ***         ***         ***
  16              43,657     11,524    11,524    36,867           ***         ***         ***
  17              45,840     11,186    11,186    36,867           ***         ***         ***
  18              48,132     10,858    10,858    36,867           ***         ***         ***
  19              50,539     10,540    10,540    36,867           ***         ***         ***
  20              53,066     10,231    10,231    36,867           ***         ***         ***

  25              67,727      8,817     8,817    36,867           ***         ***         ***
  35             110,320      6,547     6,547    36,867           ***         ***         ***



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

-----------------------------------------------------------
FINANCIAL STATEMENTS
------------------------------------------------------------

COMPANION LIFE
INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF
UNITED OF OMAHA LIFE INSURANCE COMPANY)


STATUTORY FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 1996, 1995 AND 1994

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Companion Life Insurance Company
Rye, New York

We have audited the accompanying statutory statement of admitted assets, liabilities, and surplus of Companion Life Insurance Company as of December 31, 1996, and the related statutory statements of income and changes in surplus, and cash flows for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Companion Life Insurance Company for the years ended December 31, 1995 and 1994 were audited by other auditors whose report, dated April 9, 1997, expressed an unqualified opinion on the presentation of those financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York and also expressed an opinion that the financial statements were not presented in conformity with generally accepted accounting principles. The financial statements are the responsibility of the Company's management.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has prepared these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York. Those practices differ from generally accepted accounting principles. The effects on the financial statements of the differences between the statutory basis of accounting and generally accepted accounting principles are not reasonably determinable, but are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the 1996 financial statements referred to above do not present fairly the financial position of Companion Life Insurance Company as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of Companion Life Insurance Company as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 1 to the financial statements.


DELOITTE & TOUCHE LLP

New York, New York
April 21, 1997

Report of Independent Accountants

To the Board of Directors and Stockholder of Companion Life Insurance Company

We have audited the accompanying balance sheet of Companion Life Insurance Company (a New York corporation and wholly-owned subsidiary of United of Omaha Life Insurance Company), as of December 31, 1995, and the related statements of operations, capital and surplus, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to report on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our originally issued report dated February 23, 1996, we expressed an opinion that the 1995 financial statements, prepared using accounting practices prescribed or permitted by the Insurance Department of the State of New York, presented fairly, in all material respects, the financial position of Companion Life Insurance Company as of December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. As described in Note 1 to the financial statements, pursuant to the provisions of Statement of Financial Accounting Standards Board Interpretation 40,
Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, as amended ("FIN 40"), financial statements of mutual life insurance enterprises for periods ending on or before December 15, 1996, prepared using accounting practices prescribed or permitted by insurance regulators (statutory financial statements) are no longer considered presentations in conformity with generally accepted accounting principles. Accordingly, our present opinion on the presentation of the 1995 financial statements in accordance with generally accepted accounting principles, as presented herein, is different from that expressed in our previous report.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Companion Life Insurance Company as of December 31, 1995, or the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companion Life Insurance Company as of December 31, 1995, and the results of its operations and its cash flows for the each of the two years in the period ended December 31, 1995, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York.

Coopers & Lybrand L.L.P.

New York, New York
February 23, 1996 [except for the change in our opinion as required by FIN 40, for which the date is April 9, 1997]

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND SURPLUS
AS OF DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------------------

ADMITTED ASSETS                                             1996               1995
Cash and invested assets (Note 2):
  Bonds                                                 $ 370,927,491      $ 299,274,340
  Mortgage loans                                           16,489,046         21,596,144
  Policy loans                                             11,586,845         12,096,063
  Cash and short-term investments                           3,662,460          3,661,177
  Other invested assets                                        61,197               -
                                                         ------------        -----------
           Total cash and invested assets                 402,727,039        336,627,724

Premiums deferred and uncollected                           4,051,720          3,758,690
Investment income due and accrued                           3,736,086          3,435,558
Other assets                                                  475,433            777,328
Separate accounts assets                                    2,110,579            597,883
                                                         ------------       ------------
           Total admitted assets                        $ 413,100,857    $   345,197,183
                                                        =============    ===============
LIABILITIES

Policy reserves (Notes 5 and 7):
  Aggregate reserve for policies and contracts          $ 337,786,345    $   274,395,967
  Policy and contract claims                                4,569,530          2,818,717
  Other reserves                                              408,523            357,769
                                                         ------------       ------------
           Total policy reserves                          342,764,398        277,572,453

Interest maintenance reserve                                  665,315            453,991
Asset valuation reserve                                     3,178,271          2,827,596
General expenses and taxes due or accrued (Note 4)            926,323            570,704
Funds held under reinsurance treaties                       7,488,832          8,348,218
Reinsurance in unauthorized companies                          34,128             47,177
Amounts due reinsurers                                         79,885             52,552
Federal income taxes due or accrued (Note 3)                  700,000            389,000
Other liabilities                                           3,439,757          3,484,167
Separate accounts liabilities                               2,098,801            584,527
                                                         ------------        ------------
           Total liabilities                              361,375,710        294,330,385
                                                         ------------        ------------
SURPLUS

Capital stock, $400 par value; 5,000 shares
  authorized and outstanding                                2,000,000          2,000,000
Gross paid-in and contributed surplus                      45,650,000         45,650,000
Special surplus and contingency reserve                       400,297            359,960
Unassigned surplus (Note 9)                                 3,674,850          2,856,838
                                                         ------------        ------------
           Total surplus                                   51,725,147         50,866,798
                                                         ------------        ------------
           Total liabilities and surplus               $  413,100,857    $   345,197,183
                                                         ============       ============

The accompanying notes are an integral part of these statutory financial statements.

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

STATUTORY STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
-----------------------------------------------------------------------------------------------------------------

                                                                        1996              1995              1994
Income:
  Net premiums and annuity considerations (Notes 5 and 6)     $   90,179,915      $ 72,097,554     $ 48,161,445
  Other considerations and fund deposits                           2,048,423           668,323           15,152
  Net investment income (Note 2)                                  27,824,853        23,605,272       19,640,976
  Other income                                                       179,622           380,099          488,529
                                                                -------------      -----------      -----------
           Total income                                          120,232,813        96,751,248       68,306,102
                                                                -------------      -----------      -----------
Benefits and expenses:
  Policyholder and beneficiary benefits (Note 5)                  32,338,175        22,458,731       19,514,839
  Increase in reserves for policyholder and
    beneficiary benefits                                          63,390,378        54,205,859       31,906,878
  Commissions                                                      4,839,995         3,978,746        2,558,764
  Operating expenses (Notes 4 and 5)                              14,298,328        13,378,018       11,475,056
  Net transfers to separate accounts                               1,219,275           545,430             -
                                                                -------------      -----------      -----------
           Total benefits and expenses                           116,086,151        94,566,784       65,455,537
                                                                -------------      -----------      -----------
           Net gain from operations before federal income
             taxes and net realized capital losses                 4,146,662         2,184,464        2,850,565

Federal income taxes (Note 3)                                      2,544,690         1,445,927        2,052,319
                                                                -------------      -----------      -----------
           Net gain from operations before net
             realized capital losses                               1,601,972           738,537          798,246

Net realized capital losses (Note 2)                                   -                  (691)              -
                                                                -------------      -----------      -----------
           Net income                                          $   1,601,972       $   737,846     $    798,246
                                                               ==============      ============     ===========

The accompanying notes are an integral part of these statutory financial statements.

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

STATUTORY STATEMENTS OF CHANGES IN SURPLUS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
-----------------------------------------------------------------------------------------------------------------------
                                                                  1996              1995              1994
Capital stock:
  Balance at beginning and end of year                         $  2,000,000     $   2,000,000   $     2,000,000
                                                               ------------      ------------   ---------------
Gross paid-in and contributed:
  Balance at beginning of year                                   45,650,000        45,650,000        25,650,000
  Paid-in by United of Omaha Life Insurance Company                   -                 -            20,000,000
                                                               ------------      ------------   ---------------
           Balance at end of year                                45,650,000        45,650,000        45,650,000
                                                               ------------      ------------   ---------------
Special surplus and contingency reserve:
  Balance at beginning of year                                      359,960           298,105           222,560
  Increase in group contingency life reserve                         40,337            61,855            75,545
                                                               ------------      ------------   ---------------
           Balance at end of year                                   400,297           359,960           298,105
                                                               ------------      ------------   ---------------
Unassigned surplus:
  Balance at beginning of year                                    2,856,838         2,761,491         2,338,424
  Net income                                                      1,601,972           737,846           798,246
  Change in separate accounts surplus                                (1,578)           13,356              -
  Change in net unrealized capital losses (Note 2)                 (217,103)         (382,026)             -
  (Increase) decrease in:
    Non-admitted assets                                            (126,840)          (78,228)           56,754
    Liability for reinsurance in unauthorized companies              13,049              (221)           (1,724)
    Asset valuation reserve                                        (350,675)         (133,525)         (354,664)
    Contingency reserve                                             (40,337)          (61,855)          (75,545)
    Pension plan contribution (Note 4)                              (60,476)              -                 -
                                                                ------------      ------------   ---------------
  Balance at end of year                                          3,674,850          2,856,838        2,761,491
                                                                ------------      ------------   ---------------
           Total surplus                                       $ 51,725,147    $    50,866,798   $   50,709,596
                                                               =============      ============   ===============


The accompanying notes are an integral part of these statutory financial statements.

COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)

STATUTORY STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
---------------------------------------------------------------------------------------------------------------

                                                                1996           1995                1994
Cash from operations:
  Premiums, annuity considerations and fund deposits        $  92,070,411    $   71,904,608   $   47,200,645
  Net investment income                                        27,379,305        23,188,680       18,742,752
  Other income                                                    249,692           426,796          309,949
  Benefits                                                    (30,290,432)      (21,974,648)     (20,017,495)
  Commissions and general expenses                            (18,543,667)      (17,477,981)     (12,807,114)
  Federal income taxes paid                                    (2,346,798)       (1,665,994)      (2,122,134)
  Other operating expenses                                     (1,670,344)         (786,187)        (217,918)
                                                             -------------     -------------    -------------
           Net cash from operations                            66,848,167        53,615,274       31,088,685
                                                             -------------     -------------    -------------
Cash from investments:
  Proceeds from investments sold, redeemed or matured:
    Bonds                                                      32,351,850        16,456,527        15,047,578
    Mortgage loans                                              5,134,099         6,273,360         7,946,922
  Taxes on capital (gains) losses                                 (48,286)            3,153           (67,353)
  Cost of investments acquired:
    Bonds                                                    (103,666,996)      (78,529,680)      (75,613,066)
    Other invested assets                                         (61,197)               -             (2,769)
  Net (increase) decrease in policy loans                         509,218          (436,744)          519,633
                                                             -------------     -------------    -------------
           Net cash from investments                          (65,781,312)      (56,233,384)      (52,169,055)
                                                             -------------     -------------    -------------
Cash from financing and other sources:
  Other cash provided                                             260,521         2,204,401         1,453,722
  Other cash used                                              (1,326,093)         (139,002)         (205,276)
  Capital and surplus paid-in                                       -                 -            20,000,000
                                                             -------------     -------------    -------------
           Net cash from financing and other sources           (1,065,572)        2,065,399        21,248,446
                                                             -------------     -------------    -------------

Net change in cash and short-term investments                       1,283          (552,711)          168,076

Cash and short-term investments:
  Beginning of year                                             3,661,177         4,213,888         4,045,812
                                                              -------------     -------------    -------------
  End of year                                               $   3,662,460     $   3,661,177   $     4,213,888
                                                              =============     =============    =============

The accompanying notes are an integral part of these statutory financial statements.


COMPANION LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF UNITED OF OMAHA LIFE INSURANCE COMPANY)



NOTES TO STATUTORY FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Nature of Operations - Companion Life Insurance Company (the Company), domiciled in the State of New York, is a wholly-owned subsidiary of United of Omaha Life Insurance Company (United of Omaha), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company (Mutual of Omaha), a mutual life and health and accident insurance company, domiciled in the State of Nebraska. The Company has insurance licenses to operate in three states, New York, New Jersey and Connecticut. Individual annuity and life insurance products are sold primarily through a network of Mutual of Omaha career agents, direct mail, stockbrokers, financial planners and banks.

      Basis of Presentation - The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York. Prescribed statutory accounting practices are contained in a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices which may not necessarily be prescribed but are not prohibited.

      The 1995 and 1994 financial statements, presented for comparative purposes, were previously described as also being prepared in accordance with generally accepted accounting principles (GAAP) for mutual life insurance companies and their wholly-owned life insurance company subsidiaries. Pursuant to Financial Accounting Standards Board Interpretation 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises ("FIN 40"), as amended, which is effective for 1996 annual financial statements, financial statements based on statutory accounting practices can no longer be described as prepared in conformity with GAAP. Furthermore, financial statements prepared in conformity with statutory accounting practices for periods prior to the effective date of FIN 40 are no longer considered GAAP presentations when presented in comparative form with financial statements for periods subsequent to the effective date. Accordingly, the prior independent auditors' reports have been reissued in accordance with FIN 40.

      The accompanying statutory financial statements vary in some respects from those that would be presented in conformity with GAAP. The most significant differences include: (a) bonds are generally carried at amortized cost rather than being valued at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities; (b) acquisition costs, such as commissions and other costs related to acquiring new business, are charged to operations as incurred and not deferred, whereas premiums are taken into income on a pro rata basis over the respective term of the policies;
      (c) deferred federal income taxes are not provided for temporary differences between tax and financial reporting; (d) no provision has been made for federal income taxes on unrealized appreciation of investments which are carried at market value; (e) asset valuation reserves (AVR) and interest maintenance reserves (IMR) are established; (f) different actuarial assumptions are used for calculating certain policy reserves; and (g) changes in certain assets designated as "non-admitted" assets have been charged to unassigned surplus. The aggregate effect of the foregoing differences on the accompanying statutory financial statements has not been determined, but was presumed to be material.

      Management is required to make estimates and assumptions that affect the reported amounts in the statutory financial statements. Actual results could differ significantly from those estimates.

      Investments - Bonds are generally stated at amortized cost. Bonds not backed by other loans are amortized using the scientific method.
      Loan-backed bonds and structured securities are amortized using the interest method based on anticipated prepayments at the date of purchase. Changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method.

      Mortgage loans and policy loans are stated at the aggregate unpaid balance. In accordance with statutory accounting practices, the Company records a general reserve for losses on mortgage loans as part of the asset valuation reserve.

      Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less, and are stated at cost, which approximates market.

      Investment income is recorded when earned. Realized gains and losses on sale or maturity of investments are determined on the specific identification basis. Any portion of invested assets designated as "non-admitted" was excluded from the statutory statements of admitted assets, liabilities and surplus and recorded as a change in unrealized capital gains (losses).

      Asset Valuation and Interest Maintenance Reserves - The Company establishes certain reserves as promulgated by the NAIC. The AVR is established for the specific risk characteristics of invested assets of the Company. The IMR is established for the realized gains and losses on the redemption of fixed income securities resulting from changes in interest rates, net of tax. Gains and losses pertaining to the IMR are subsequently amortized into investment income over the expected remaining period to maturity of the investments sold or called.

      Policy Reserves - Policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for life policies are computed principally by using the Commissioners' Reserve Valuation Method basis or the net level premium basis with assumed interest rates (2.5% to 6.0%) and mortality (1941, 1958 and 1980 CSO tables) as prescribed by regulatory authorities. Annuity reserves are based primarily upon the 1937 Standardized Annuity Table with interest rates ranging from 2.5% to 3.5%, the 1971 Individual Annuity Mortality Table with interest rates ranging from 4.0% to 7.5%, or the 1983a Individual Annuity Mortality Table with interest rates ranging from 5.25% to 9.25%. Policy and contract claim liabilities include provisions for reported claims and estimates for claims incurred but not reported. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in operations when additional information becomes available.

      Premiums and Related Commissions - Premiums are recognized as income over the premium paying period. Commissions and other expenses related to the acquisition of policies are charged to operations as incurred.

      Federal Income Taxes - The Company files a consolidated federal income tax return with Mutual of Omaha and other eligible subsidiaries. The method of allocating taxes among the companies is subject to a written agreement approved by the Board of Directors. Each company's provision for federal income taxes is based on a separate return calculation with each company recognizing tax benefits of net operating loss carryforwards and tax credits on a separate return basis.

      The provision for federal income taxes is based on income which is currently taxable. Deferred federal income taxes are not provided for temporary differences between income tax and statutory reporting. The Company recognizes the benefits of investment tax carryforwards when realized.

      Non-Admitted Assets - Certain assets designated as "non-admitted" assets, principally receivables and office furniture and equipment, are excluded from the statutory statements of admitted assets, liabilities and surplus. The net change in such assets is charged or credited directly to unassigned surplus.

      Fair  Values  of  Financial   Instruments  -  The  following  methods  and
      assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        Cash, Short-Term Investments and Other Invested Assets - The carrying amounts reported in the statutory statements of admitted assets, liabilities and surplus approximate their fair values.

        Bonds - The fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or based on expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

        Mortgage Loans - The fair values for mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments.

        Policy Loans - The Company does not believe an estimate of the fair value of policy loans can be made without incurring excessive cost. Policy loans have no stated maturities and are usually repaid by reductions to benefits and surrenders. Because of the numerous assumptions which would have to be made to estimate fair value, the Company believes that such information would not be meaningful.

      Separate Accounts - The assets of the separate accounts shown in the statutory statements of admitted assets, liabilities and surplus are carried at fair value and consist primarily of mutual funds held by the Company for the benefit of policyholders under specific individual annuity contracts. Benefits paid to separate account policyholders are reflected in the statutory statements of income, but are offset by transfers from the separate accounts. The payment of such benefits and the earning of investment income constitute the only significant activities in the separate accounts.

      Reclassifications - Certain reclassifications have been made to prior years amounts to conform with current year presentation with no changes to unassigned surplus or net income.

2.    INVESTMENTS

      The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of the Company's investments in debt securities were as follows:

                                                       Gross          Gross
                                    Amortized       Unrealized      Unrealized      Estimated
                                       Cost            Gains          Losses        Fair Value
At December 31, 1996:
  Governments                      $  883,638      $  39,602      $     -         $   923,240
  Special revenue                  72,232,442        636,111         635,746       72,232,807
  Political subdivisions              756,220         18,867            -             775,087
  Public utilities                 25,163,593        784,702          46,436       25,901,859
  Industrials and miscellaneous   273,637,930      6,675,045       1,275,579      279,037,396
  Credit-tenant loans               1,778,668         85,048            -           1,863,716
                                 ------------    -----------      ----------     ------------
                                 $374,452,491    $ 8,239,375      $1,957,761    $ 380,734,105
                                 ============    ===========      ==========     ============

  Bonds                          $370,927,491
  Short-term investments            3,525,000
                                  -----------
                                 $374,452,491
                                =============

At December 31, 1995:
  Governments                    $ 1,050,289$        78,434$          -         $   1,128,723
  States, territories
   and possesssions                  137,775          2,225           -               140,000
  Special revenue                 72,353,983      1,268,317         144,958        73,477,342
  Political subdivisions             994,205         25,795            -            1,020,000
  Public utilities                25,947,182      1,484,545          33,525        27,398,202
  Industrials and miscellaneous  200,911,451     10,920,076         324,828       211,506,699
  Credit-tenant loans              1,879,455        139,904             -           2,019,359
                                ------------    -----------      ----------     ------------
                                $303,274,340    $13,919,296      $  503,311      $316,690,325
                                ============    ===========      ==========     ============

  Bonds                         $299,274,340
  Short-term investments           4,000,000
                                 -----------

                                $303,274,340


      The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             Amortized            Estimated
                                               Cost              Fair Value

Due in one year or less                      $  7,053,359        $   7,078,695
Due after one year through five years          84,438,500           86,474,784
Due after five years through ten years        110,733,859          113,342,995
Due after ten years                           172,226,773          173,837,631
                                              -----------         --------------

                                             $374,452,491        $ 380,734,105
                                             ============         ==============


      The sources of net investment income were as follows:

                           1996                1995               1994

Bonds                    $  25,415,169       $  20,708,759      $  15,963,937
Mortgage loans               1,751,301           2,264,264          3,017,737
Policy loans                   569,200             583,981            585,934
Short-term investments         442,382             406,836            316,928
Other                           40,513              42,117             24,517
                          -------------      --------------      -------------
                            28,218,565          24,005,957         19,909,053
Investment expense            (542,595)           (484,211)          (341,989)
Amortization of IMR            148,883              83,526             73,912
                          -------------      --------------      -------------

                         $  27,824,853       $  23,605,272      $  19,640,976
                         ================    ================   =============

      Realized capital gains and losses on invested assets consist of the following:
                                                                          Net
                                         Gross           Gross         Realized
                                       Realized        Realized          Gains
                                         Gains          Losses         (Losses)
Year ended December 31, 1996:
  Bonds                             $  527,165   $          2     $  527,163
  Mortgage loans                        27,001            -           27,001
                                    ----------   ---------------  ----------
                                    $  554,166   $          2        554,164
                                    ==========   ===============
  Less capital gains tax                                            (193,958)
  Transfer to IMR                                                   (360,206)

  Net realized capital gains (losses)                              $     -
                                                                    ===========

Year ended December 31, 1995:
  Bonds                            $    83,705    $      1,063     $   82,642
  Mortgage loans                        54,256            -            54,256
                                    ----------    ---------------  ----------

                                    $  137,961    $      1,063        136,898
                                    ============= ==============
  Less capital gains tax                                              (47,914)
  Transfer to IMR                                                     (89,675)
                                                                   -----------
  Net realized capital gains (losses)                              $     (691)
                                                                   ===========

Year ended December 31, 1994:
  Bonds                            $    96,149     $    48,306     $    47,843
  Mortgage loans                         9,781            -              9,781
                                    ----------    ---------------   ----------

                                    $  105,930     $    48,306          57,624
                                    =============  =============
  Less capital gains tax                                              (20,168)
  Transfer to IMR                                                     (37,456)

  Net realized capital gains (losses)                                 $    -
                                                                    ===========

      At December 31, 1996, securities with an amortized cost of $274,028 were on deposit with the New York State Insurance Department.

      The Company invests in mortgage loans collateralized principally by commercial real estate. The maximum percentage of any one loan to the value of the security at the time of the loan was 75%. The Company did not invest in any new mortgage loans during 1996 or 1995. The estimated fair value of the mortgage loan portfolio totaled $16,960,455 and $22,745,530 at December 31, 1996 and 1995.

3.    FEDERAL INCOME TAXES

      The provision for federal income taxes reflects an effective income tax rate which differs from the prevailing federal income tax rate primarily as a result of income and expense recognition differences between statutory and income tax reporting. The major differences include capitalization and amortization of certain acquisition amounts for tax purposes, different methods for determining statutory and tax insurance reserves, timing of the recognition of market discount on bonds and certain accrued expenses, and the acceleration of depreciation for tax purposes.

      The Company's tax returns have been examined by the Internal Revenue Service (IRS) through 1992. The tax returns for 1993 through 1995 are currently under examination. Management believes the results of these examinations will have no material impact on the Company's statutory financial statements.

      Under federal income tax law prior to 1984, the Company accumulated approximately $2,623,000 of deferred taxable income which could become subject to income taxes in the future under certain conditions. Management believes the chance that those conditions will exist is remote.

4.    RETIREMENT BENEFITS

      The Company participates with affiliated companies in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Mutual of Omaha and certain subsidiaries
      (collectively referred to as the Companies) generally make annual contributions to the plan in an amount between the minimum ERISA required contribution and the maximum tax deductible contribution. Companion was not required to make a contribution in 1996, 1995 and 1994. Funds for the plan are held in the general and separate accounts of United of Omaha under a group annuity contract.

      Information regarding accrued benefits and net assets has not been determined on an individual company basis. The Company's employees comprise less than 1% of the total employee group in 1996, 1995 and 1994. The Companies expensed contributions of $12,152,156, $9,114,637 and $8,745,945 in 1996, 1995 and 1994, respectively. During 1996, the
      Companies changed mortality tables from the 1971 GAM to the 1983 GAM. As a result of the table change, the actuarial present value of accrued benefits as of January 1, 1996, increased by $21,637,154. The Companies made an additional contribution of $21,637,154 and recorded it as a direct charge to surplus, net of federal income taxes of $7,573,004. A comparison of accrued benefits and net assets for the entire plan as of January 1, 1996 and 1995 follows:

                                               1996                 1995
Actuarial present value of accrued benefits:
  Vested                                     $  352,736,411       $  280,516,363
  Nonvested                                       4,036,059            1,263,379
                                             ---- -------------------  ---------

                                             $  356,772,470       $  281,779,742
                                             =================    ==============

Net assets available for benefits            $  324,925,491       $  301,773,000
                                             =================    ==============

Assumptions:
  Annual investment return                     9.00 %              9.16 %
  Mortality table                             1983 GAM             1971 GAM
  Discount rate                                7.62 %              7.93 %

      The Companies also have the Mutual of Omaha 401(k) Long-Term Savings Plan covering all United States employees who have completed one year of service and have reached their 21st birthday. Participants may elect to contribute 1% to 16% of their salary annually subject to plan and IRS limitations. The Companies match at least 25% of the first 6% of the contributions made by each participant. The Companies match up to an additional 75% of the first 6% of the contributions made by each participant if certain company-wide performance measures are met. Contributions by the Companies were $5,600,402, $5,774,963 and $5,476,901 in 1996, 1995 and 1994, respectively.

      The Companies provide certain postretirement medical and life insurance benefits. The Companies subsidize these benefits with certain limitations to retirees and eligible employee groups. Associates retiring on or before December 31, 1997, are eligible for the full subsidy if they are at least age 55 with at least 10 years of service and continuously covered by one of the Companies' health plans for 10 years prior to retirement. Associates retiring after December 31, 1997, must be at least age 60 with at least 15 years of service and continuously covered for 15 years by one of the Companies' health plans prior to retirement to be eligible for a subsidy. Associates hired on or after January 1, 1995, are not eligible for a Company subsidy. The cost of these postretirement benefits is allocated to the Companies in accordance with an intercompany cost-sharing arrangement. The Companies use the accrual method of accounting for postretirement benefits and elected to amortize the original transition obligation over 20 years.

      The following table sets forth the Plan's funded status at December 31, 1996 and 1995:

                                                    1996               1995

Accumulated postretirement benefits obligation:
  Fully eligible actives                           $  8,008,428     $ 9,071,511
  Retirees                                           76,135,759      72,687,982
                                                     -----------     ----------
                                                     84,144,187      81,759,493
Unrecognized transition obligation                  (64,293,839)    (69,716,631)
Unrecognized gain                                     7,928,001       9,951,187
                                                     -----------      ----------
           Total accrued                          $  27,778,349    $ 21,994,049
                                                  ==============   =============

Assumptions:
  Discount rate                                      7.50 %             7.25 %
  Health care cost trend rate:
    First year                                       8.50 %             8.50 %
    Ultimate                                         5.00 %             5.00 %
    Grading period                                    8 years           10 years


      The Companies' net periodic postretirement benefit costs include the following components at December 31, 1996, 1995 and 1994:

                                          1996           1995            1994

Eligibility costs                     $ 1,384,687   $ 1,654,470  $    1,839,420
Interest costs                          5,908,779     5,567,144       5,760,689
Net amortization and deferral               -          (683,259)           -
Amortization of transition obligation   4,018,365     4,100,979       4,100,979
                                      ------------   ----------       ---------
                                      $11,311,831   $10,639,334   $  11,701,088
                                      ===========  ============      ==========

      The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the Companies' accumulated postretirement benefits obligation as of December 31, 1996 by approximately $6,130,000 and the estimated eligibility cost and interest components of the net periodic postretirement benefit costs for 1996 by approximately $799,000.

5.    RELATED PARTY TRANSACTIONS

      At December 31, 1996 and 1995,  approximately  $14,879,000 and $15,299,000 of the Company's investments in mortgage loans were held through joint participants with United of Omaha. In 1995, United of Omaha purchased approximately $3,287,000 of participating mortgage loans from the Company.

      United of Omaha provides actuarial, data processing, consulting and various other services to the Company. Charges for these services amounted to approximately $7,164,000, $6,320,000 and $5,640,000 for 1996, 1995 and
      1994, respectively. Included in other liabilities are unsettled balances related to these services of approximately $555,000 and $885,000 as of December 31, 1996 and 1995, respectively.

      The Company also leases its principal office space from an affiliated company under an operating lease. The lease, whose original term ran from January 1, 1993 to December 1, 1995 has been renewed for an additional five-year period commencing on January 1, 1996 and terminating December 31, 2000. The 1996, 1995 and 1994 rental expense under this lease was approximately $420,000, $380,000 and $381,000, respectively.

      In 1994, the Company received a $20,000,000 surplus contribution from United of Omaha.

      The Company also cedes group and individual life insurance to United of Omaha. The amounts ceded by the Company and included in the statutory statements of admitted assets, liabilities and surplus were as follows:

                                                   1996              1995

Amounts recoverable from reinsurance          $      28,945     $     142,596
                                              ================  =============

Policy and contract claims                     $  1,828,874      $  2,272,546
                                               ===============   ============

Aggregate reserve for policies and contracts   $  3,749,310      $  3,726,083
                                               ===============   ============

Funds held under reinsurance treaties          $  7,488,832      $  7,848,218
                                               ===============   ============


      The amounts ceded by the Company and included in the statutory statements of income were as follows:

                                           1996           1995          1994

Premium considerations                 $  2,644,523   $  4,369,203  $  5,072,349
                                       =============  ============= ============

Policyholder and beneficiary benefits  $  1,306,703   $  2,807,917  $  2,747,245
                                       =============  ============= ============


      The Company also ceded group and individual accident and health insurance to Mutual of Omaha. The amounts ceded by the Company and included in the statutory statements of admitted assets, liabilities and surplus were as follows:

                                                    1996            1995

Amounts recoverable from reinsurance              $   2,556      $    4,328
                                                 ============     =========

Policy and contract claims                        $     403      $    1,560
                                                 ============    ==========

Aggregate reserves for policies and contracts     $ 127,823      $  135,395
                                                 =============   ==========

      The amounts ceded by the Company and included in the statutory statements of income were as follows:

                                           1996         1995           1994

Premium considerations                 $ 19,029      $ 25,034        $33,657
                                       =========     ========        ========

Policyholder and beneficiary benefits  $ 36,964      $ (3,386)       $51,454
                                       =========     ========        ========

      United World Life Insurance Company, an affiliate domiciled in the State of Nebraska, had reinsurance funds withheld of $500,000 on deposit with the Company at December 31, 1995.

6.    REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance. The ceding of reinsurance does not discharge an insurer from its primary legal liability to a policyholder. The Company remains liable to the extent that a reinsurer is unable to meet its obligations.

      The reconciliation of total premiums to net premiums is as follows:


                 1996                1995               1994

   Direct      $  93,379,787       $  76,428,002      $  53,458,412
   Assumed           646,451             598,903            591,132
   Ceded          (3,846,323)         (4,929,351)        (5,888,099)
              --------------         -----------         -----------

   Net         $  90,179,915       $  72,097,554      $  48,161,445
              ==============        ============       =============

7.    DEPOSIT FUNDS

      At December 31, 1996 and 1995, the Company held annuity reserves and deposit fund liabilities of $92,914,171 and $93,259,277, respectively, that were subject to discretionary withdrawal at book value with a surrender charge of less than 5%.

8.    CONTINGENT LIABILITIES

      Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses are meritorious and the eventual outcome of those lawsuits will not have a material effect on the Company's financial position.

9.    STOCKHOLDER DIVIDENDS

      Dividends to the Company's stockholder are subject to prior approval by the Superintendent of Insurance of the State of New York.

10.   BUSINESS RISKS

      The Company is subject to regulation by state insurance departments and it undergoes periodic examinations by those departments. The following is a description of the most significant risks facing life and health insurers and how the Company manages those risks:

        Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will occur and create additional costs or expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by diversifying its line of products.

        Credit Risk is the risk that issuers of securities owned by the Company will default, or that other parties, including reinsurers which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy and by maintaining sound reinsurance, credit and collection policies.

        Interest-Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, the Company may have to sell assets prior to maturity and recognize a gain or loss.

                           PART II - OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     The Bylaws of Companion, adopted by Companion's Stockholder's on November 9, 1971 and amended on December 13, 1996, provides for indemnification of a director, officer or employee to the full extent of the law. Generally, the New York Business Corporation Act permits indemnification against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in any type of action by or in the right of Companion if the proposed indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to Companion, unless a court determines otherwise.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Companion pursuant to the foregoing provisions, or otherwise, Companion has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by Companion of expenses incurred or paid by a director, officer, or controlling person of Companion in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Companion will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION PURSUANT TO SECTION 26(E)

    Companion Life Insurance Company represents that the fees and charges under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Companion Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

    The facing sheet.

    A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

    The prospectus.

    The undertaking to file reports.

    The Rule 484 Undertaking.

    The Section 26(e) Representation.

    The signatures.


    Written consents of the following persons:

    Independent Auditors (included in Exhibit 7) (to be filed by amendment) Kenneth W. Reitz, Esquire (included in Exhibit 2) (to be filed by amendment) Russell Wiltgen, F.S.A., M.A.A.A. (included in Exhibit 6) (to be filed by amendment)


    The following exhibits:
1.A.   (1)      Resolution of the Board of Directors of Companion Life Insurance
                Company establishing the Variable Account. *

       (2)      None.

       (3)(a) Principal Underwriter Agreement by and between Companion, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services. **

          (b)   Form of  Broker/Dealer  Supervision  and Sales  Agreement by and
                between  Mutual   of  Omaha  Investor  Services,  Inc. and   the
                Broker/Dealer. **

          (c)   Commission Schedule for Policies.

       (4)      None.

       (5)(a) Form of Policy for the ULTRA VARIABLE LIFE modified single premium variable life insurance policy.

          (b)   None

       (6)(a)   Articles of Incorporation of Companion Life Insurance Company.**

          (b)   Bylaws of Companion Life Insurance Company.**

       (7)      None.

       (8)(a) Participation Agreement by and between Companion Life Insurance Company and the Alger American Fund. **

          (b) Participation Agreement by and between Companion Life Insurance Company and the Insurance Management Series. **

          (c) Participation Agreement by and between Companion Life Insurance Company and the Fidelity VIP Fund and Fidelity VIP Fund II. **

          (d) Participation Agreement by and between Companion Life Insurance Company and MFS Variable Insurance Trust. **

          (e) Participation Agreement by and between Companion Life Insurance Company and Pioneer Variable Contracts Trust.**

          (f) Participation Agreement by and between Companion Life Insurance Company and the Scudder Variable Life Investment Fund. **

          (g) Participation Agreement by and between Companion Life Insurance Company and T. Rowe Price International Series, T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series. **

        (9)     None.

        (10)    Form of  Application  for the Companion  Life  Insurance Company
                ULTRA  VARIABLE LIFE  Modified  Single  Premium  Variable   Life
                Insurance Policy.*

        (11)    Issuance, Transfer and Redemption Memorandum

2.              Opinion and Consent of Counsel.

3.              Not Applicable.

4.              Not Applicable.

5.              Not Applicable.

6.              Opinion and Consent of Actuary.

7.              Independent Auditor's Consent.

8.              None

9.              Powers of Attorney. **

* Incorporated by Reference to the Registration Statement for Companion Separate Account B filed on January 27, 1996 (File No. 333-20443).

** Incorporated by Reference to the Registration Statement for Companion Separate Account C filed on April 24, 1997 (File No. 33-98062).

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Omaha and State of Nebraska, on June 20, 1997.

                  COMPANION LIFE SEPARATE ACCOUNT B
                          (Registrant)

                  COMPANION LIFE INSURANCE COMPANY
                          (Depositor)

                                        /s/Kenneth W. Reitz

                                    By:  Kenneth W. Reitz

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated:


Signatures                           Title                               Date

_____*____________________      Chairman of the Board              June 20, 1997
Thomas J. Skutt
_____*____________________      Vice-Chairman of the Board         June 20, 1997
John W. Weekly
_____*____________________      Vice-Chairman of the Board,        June 20, 1997
Ernest B. Johnston              President and Chief Executive Officer
_____*____________________
Fred C. Boddy                   Vice President & Treasurer         June 20, 1997
                                (Principal Financial Officer, and
                                 Principal Accounting Officer)
_____*____________________
William C. Campbell             Director                           June 20, 1997
_____*___________________
Samuel L. Foggie                Director                           June 20, 1997
_____*___________________
Charles T. Locke                Director                           June 20, 1997
_____*__________________
John Maginn                     Director                           June 20, 1997
------------------------
Thomas T. Sawicz                Director                           June 20, 1997
_____*___________________
Oscar S. Straus                 Director                           June 20, 1997
_____*___________________
John A. Sturgeon                Director                           June 20, 1997
------------------------
Daniel R. Varona                Director                           June 20, 1997



By:  /s/   Kenneth W. Reitz    Date:  June 20, 1997
    Kenneth W. Reitz


* Signed by Kenneth W. Reitz under Powers of Attorney in July and August 1995, filed as exhibits incorporated by reference in this registration statement.

                                              REGISTRATION NO.  333 - 20443




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                        COMPANION LIFE SEPARATE ACCOUNT B

                                       OF

                        COMPANION LIFE INSURANCE COMPANY




--------------------------------------------------------------------------------
                                    EXHIBITS
--------------------------------------------------------------------------------




                                       TO

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                     THE REGISTRATION STATEMENT ON FORM S-6

                                      UNDER

                           THE SECURITIES ACT OF 1933






                                  June 20, 1997

                                  EXHIBIT INDEX

Exhibit No.    Description of Exhibit                               Page No.***\

1.A.   (1)      Resolution of the Board of Directors of Companion Life Insurance
                Company establishing the Variable Account. *

       (2)      None.

       (3)(a) Principal Underwriter Agreement by and between Companion, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services. **

          (b)   Form of  Broker/Dealer  Supervision  and Sales  Agreement by and
                between  Mutual   of  Omaha  Investor  Services,  Inc. and   the
                Broker/Dealer. **

          (c)   Commission Schedule for Policies.

       (4)      None.

       (5)(a) Form of Policy for the ULTRA VARIABLE LIFE modified single premium variable life insurance policy.

          (b)   None

       (6)(a)   Articles of Incorporation of Companion Life Insurance Company.**

          (b)   Bylaws of Companion Life Insurance Company.**

       (7)      None.

       (8)(a) Participation Agreement by and between Companion Life Insurance Company and the Alger American Fund. **

          (b) Participation Agreement by and between Companion Life Insurance Company and the Insurance Management Series. **

          (c) Participation Agreement by and between Companion Life Insurance Company and the Fidelity VIP Fund and Fidelity VIP Fund II. **

          (d) Participation Agreement by and between Companion Life Insurance Company and MFS Variable Insurance Trust. **

          (e) Participation Agreement by and between Companion Life Insurance Company and Pioneer Variable Contracts Trust.**

          (f) Participation Agreement by and between Companion Life Insurance Company and the Scudder Variable Life Investment Fund. **

          (g) Participation Agreement by and between Companion Life Insurance Company and T. Rowe Price International Series, T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series. **

        (9)     None.

        (10)    Form of  Application  for the Companion  Life  Insurance Company
                ULTRA  VARIABLE LIFE  Modified  Single  Premium  Variable   Life
                Insurance Policy.*

        (11)    Issuance, Transfer and Redemption Memorandum

2.              Opinion and Consent of Counsel.

3.              Not Applicable.

4.              Not Applicable.

5.              Not Applicable.

6.              Opinion and Consent of Actuary.

7.              Independent Auditor's Consent.

8.              None

9.              Powers of Attorney. **

* Incorporated by Reference to the Registration Statement for Companion Separate Account B filed on January 27, 1996 (File No. 333-20443).

** Incorporated by Reference to the Registration Statement for Companion Separate Account C filed on April 24, 1997 (File No. 33-98062).

*** Page numbers included only in manually executed original in compliance with Rule 403(d) under the Securities Act of 1933.